Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AMFED FINANCIAL, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

031144 10 8
(CUSIP Number)

Stanley S. Stroup
Executive Vice President and General Counsel
Norwest Corporation
Norwest Center, Sixth and Marquette
Minneapolis, Minnesota 55479-1026
612-667-8858
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 22, 1995
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box *.

Check the following box if a fee is being paid with this statement *. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO.  031144 10 8         SCHEDULE 13D

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Norwest Corporation
           Tax Identification No. 41-0449260

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
       Instructions)          (a)  *
                              (b)  *


3      SEC USE ONLY



4      SOURCE OF FUNDS (See Instructions)

           WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(E)       *


6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware


NUMBER OF         7      SOLE VOTING POWER
SHARES                        1,219,298
BENEFICIALLY
OWNED BY          8       SHARED VOTING POWER
EACH
REPORTING
PERSON            9       SOLE DISPOSITIVE POWER
WITH                          1,219,298

                 10       SHARED DISPOSITIVE POWER

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON

                      1,219,298

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (See Instructions)    *


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      20.7%

14    TYPE OF REPORTING PERSON (See Instructions)

             	         CO



SCHEDULE 13D
relating to the
Common Stock, Par Value $0.01 Per Share, of
AMFED Financial, Inc.

Item 1.  Security and Issuer

	The class of equity securities to which this Statement relates is the common stock, $0.01 par value, ("AMFED Common
Stock"), of AMFED Financial, Inc. ("AMFED"), a Nevada corporation. The principal executive offices of AMFED are located at One
California Avenue, Reno, Nevada 89509.

Item 2.	Identity and Background

	This Statement is being filed by Norwest Corporation
("Norwest"), a Delaware corporation. The principal executive offices of Norwest, from which its principal business is carried out, are located at Norwest Center, Sixth and Marquette, Minneapolis, Minnesota 55479-1000.

	Norwest is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. Through its commercial bank subsidiaries, Norwest conducts a general banking and trust business in the states of Arizona, Colorado, Illinois, Indiana, Iowa, Minnesota, Montana, Nebraska, New Mexico, North Dakota, Ohio, South Dakota, Texas, Wisconsin, and Wyoming. Norwest also owns subsidiaries engaged in various businesses related to banking, principally mortgage banking, equipment leasing, agricultural finance, commercial finance, consumer finance, securities brokerage and underwriting, insurance agency services, computer and data processing services, corporate trust services, investment advisory services, and venture capital investments.

	The name, business address, present principal occupation and citizenship of each director of Norwest are set forth on
Schedule I hereto and those of each executive officer of Norwest are set forth on Schedule II hereto.

	During the past five years, neither Norwest nor, to the best of knowledge of Norwest, any of its executive officers or directors has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

	As more fully described in Item 6 of this Statement, AMFED has granted to Norwest an option pursuant to which Norwest has the right, upon the occurrence of certain events, to purchase from AMFED up to 1,171,798 shares of AMFED Common Stock for $26.00 per share, subject to adjustment under certain circumstances (the "Option"). If Norwest were to exercise the Option in full, the funds required to purchase the shares of AMFED Common Stock issuable upon such exercise would be approximately $30,467,000.
It is currently anticipated that such funds would be provided from Norwest's working capital.

Item 4.	Purpose of Transaction

	On July 21, 1995, AMFED and Norwest entered into an Agreement and Plan of Reorganization (the "Reorganization Agreement") providing for the merger (the "Merger") of a wholly owned subsidiary of Norwest into AMFED, with AMFED as the surviving corporation. The purpose of the Reorganization Agreement is for Norwest to acquire AMFED.

	Upon consummation of the Merger and pursuant to the Reorganization Agreement, each outstanding share (except for shares as to which dissenter's rights are perfected) of AMFED Common Stock will be converted into a number of shares of the common stock, par value $1 2/3 per share, of Norwest ("Norwest Common Stock"), determined as described more fully below and in the Reorganization Agreement.

	Concurrently with their entering into the Reorganization Agreement, Norwest and AMFED also entered into a Stock Option Agreement (the "Option Agreement") dated as of July 22, 1995, pursuant to which AMFED granted to Norwest the Option. The purpose of the Option Agreement is to increase the likelihood that the Merger will be completed as contemplated by the Reorganization Agreement.

	The principal provisions of the Reorganization Agreement and the Option Agreement are summarized in Item 6 of this Statement and copies of the Reorganization Agreement and the Option Agreement are filed herewith as Exhibits 1 and 2, respectively.

	Norwest may acquire additional securities of AMFED.
Except as set forth herein, Norwest has no plans or proposals with respect to AMFED that relate to or would result in, prior to the completion of the Merger, any of the actions specified in clauses
(b) through (j) of Item 4 of of Schedule 13D . Upon the completion of the Merger, AMFED Common Stock will cease to be publicly traded and Norwest will cause the registration of AMFED Common Stock under the Act to be terminated.

Item 5.	Interest in Securities of the Issuer

	(a)-(b) As a result of the Option Agreement, Norwest may, pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act, be deemed to own beneficially 1,219,298 shares of AMFED Common Stock, constituting approximately 20.7% of the shares of AMFED Common Stock that would have been issued and outstanding if the Option had been exercised as of July 31 1995. If Norwest were to exercise the Option, it would have sole power to vote and, subject to the terms of the Option Agreement, sole power to direct the disposition of, the shares of AMFED Common Stock covered thereby.

	To the best knowledge of Norwest, none of its directors or executive officers beneficially owns any shares of AMFED Common
Stock.

	(c)	In addition to the acquisition of the Option, Norwest
has purchased 47,500 shares of AMFED Common Stock during the past
60 days:
                               Shares                 Price
           Date              Purchased              Per Share

       July 27, 1995          12,500                  28.875
                              15,000                  28.9375

       July 28, 1995           5,000                  28.875

       July 31, 1995           5.000                  28.875
                               5,000                  28.875
                               5,000                   28.75
       TOTAL                  47,500

All such purchases were effected on the National Market System of NASDAQ. Norwest may purchase additional shares in the future. To
AMFED Common Stock during the past 60 days.

	(d)	Not applicable.

	(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer

	The Reorganization Agreement provides that, upon consummation of the Merger, each share of AMFED Common Stock will be converted into a number of shares of Norwest Common Stock determined as follows:

	(i) If the Norwest Measurement Price is equal to or greater than $27.50, but less than or equal to $28.375, each share of AMFED Common Stock shall be converted into and exchanged for 1.1273 shares of Norwest Common Stock;

	(ii) If the Norwest Measurement Price is greater than $28.375, but less than or equal to $30.00, each share of AMFED Common Stock shall be converted into and exchanged for a number of shares of Norwest Common Stock determined by dividing 32.00 by the Norwest Measurement Price;

	(iii) If the Norwest Measurement Price is greater than $30.00, each share of AMFED Common Stock shall be converted into and exchanged for a number of shares of Norwest Common Stock determined by dividing (A) the sum of 32 + .5* by (B) the Norwest Measurement Price, where * equals the amount of increase of the Norwest Measurement
Price in excess of $30.00;

	(iv)  If the Norwest Measurement Price is less than
$27.50, each share of AMFED Common Stock shall be converted into and exchanged for 1.1273 fully paid and non assessable shares of Norwest Common Stock; and

	(v)  In the event that the Termination Measurement
Price multiplied by the applicable exchange ratio described in subparagraphs (i) - (iv) is less than $31.00 and Norwest, in its sole discretion, elects to adjust the exchange ratio, each share of AMFED Common Stock shall be converted into and exchanged for a number of shares of Norwest Common Stock determined by dividing 31.00 by the Termination Measurement Price;

	In addition, shares of AMFED subject to unexercised options will be converted into a number of shares of Norwest
Common Stock determined in accordance with a formula set forth in the Reorganization Agreement.

	The "Norwest Measurement Price" is defined as the average of the closing prices of a share of Norwest Common Stock as reported on the consolidated tape of the New York Stock Exchange during the period of 20 trading days ending on the day immediately preceding the date on which the Board of Governors of the Federal Reserve System approves the Merger.

	The Reorganization Agreement provides, among other things, that AMFED may refuse to consummate the Merger if the Termination Measurement Price multiplied by the applicable exchange ratio is less than $31.00, unless Norwest, in its sole discretion, elects to adjust the exchange ratio to 31.00 divided by the Termination Measurement Price. The Termination Measurement Price is defined in the Reorganization Agreement as the average of the closing prices of a share of Norwest Common Stock as reported on the New York Stock Exchange during the period of 10 trading days ending on the day occurring five business days immediately preceding the closing date of the Merger.

	Consummation of the Merger is subject to certain other conditions, including, but not limited to, (i) approval of the Reorganization Agreement by the affirmative vote of the holders of at least a majority of the outstanding shares of AMFED Common Stock entitled to vote thereon, (ii) the receipt of all requisite regulatory approvals without the imposition of any condition or requirement relating to AMFED or any of its subsidiaries that, in the good faith judgment of Norwest, is unreasonably burdensome to Norwest, (iii) the receipt of a letter from AMFED's independent accountants to the effect that the activities of AMFED would not preclude the Merger from qualifying for pooling-of-interests accounting treatment, (iv) the receipt by AMFED of a legal opinion to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended, and (v) the receipt by AMFED, as of the mailing of its proxy for approval of the Merger, of an opinion of its financial advisor to the effect that the consideration to be received by the stockholders of AMFED pursuant to the Merger is fair from a financial point of view.

	In the Reorganization Agreement, AMFED agrees that it will, through its Board of Directors, except to the extent, based on the advice of its counsel, legally advisable for the discharge of the fiduciary duties of such board, recommend that its stockholders vote in favor of approval of the Reorganization Agreement. AMFED also agrees that neither it nor any of its subsidiaries, nor any director, officer, representative or agent thereof will, directly or indirectly, solicit, authorize the solicitation of or, except to the extent, based on the advice of its counsel, legally advisable for the discharge by AMFED's Board of Directors of its fiduciary duties, enter into any discussions with any third party (other than Norwest) concerning any proposal or offer to acquire in any manner an equity interest in or substantial portion of the assets of AMFED or any of its subsidiaries, or to merge or otherwise combine with AMFED or any of its subsidiaries.

	The Option gives Norwest the right to purchase up to 1,171,798 shares of AMFED Common Stock (the "Option Shares") at a price of $26.00 per share, subject to adjustment under certain circumstances. Norwest may exercise the Option at any time after the occurrence of a Purchase Event. For purposes of the Option Agreement, a "Purchase Event" occurs when either (i) any person (other than Norwest or any of its subsidiaries) acquires 20% or more of the outstanding shares of AMFED Common Stock, (ii) AMFED or any of its subsidiaries, without Norwest's prior written consent, shall have entered into an agreement with a third party or engage in a (x) merger or consolidation involving AMFED or any of its subsidiaries, (y) a purchase, lease or other acquisition of all or substantially all of the assets of AMFED or any of its subsidiaries or (z) a purchase or other acquisition, other than in connection with an internal merger or consolidation, of securities representing 20% or more of the voting power of AMFED or any of its subsidiaries, or (iii) the AMFED Board of Directors shall have recommended that the stockholders of AMFED approve or accept any of the transactions described in clause (ii) above with a third party other than Norwest or one of its subsidiaries.

	The Option Agreement will terminate at the earliest to occur of (i) the time immediately prior to the effective time of the Merger, (ii) 9 months after the first occurrence of a Purchase Event, (iii) 15 months after the termination of the Reorganization Agreement following the occurrence of a Preliminary Purchase Event, (iv) termination of the Reorganization Agreement prior to the occurrence of a Purchase Event or a Preliminary Purchase Event (other than termination by Norwest in certain circumstances), or
(v) 15 months after the termination of the Reorganization Agreement by Norwest in certain circumstances.

	"Preliminary Purchase Event" means certain events involving AMFED, occurring after July 22, 1995, that are inconsistent with AMFED's intent to consummate the Merger or actions by third parties evidencing an intent to acquire control of AMFED: (i) AMFED or any of its subsidiaries, without Norwest's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction with a party other than Norwest or any of its subsidiaries or the AMFED Board of Directors shall have recommended that the stockholders of AMFED approve an Acquisition Transaction with a third party, (ii) any party (other than Norwest or any of its subsidiaries) shall have acquired beneficial ownership, or the right thereto, of 10% or more of the outstanding shares of AMFED Common Stock, (iii) any party other than Norwest or any of its subsidiaries shall have filed a registration statement under the Securities Act of 1933 (the "Securities Act") relating to a tender officer or exchange offer that could result in such party's owning or controlling 20% or more of the then outstanding shares of AMFED Common Stock, (iv) after a proposal is made by a third party to AMFED or its stockholders to engage in an Acquisition Transaction, (x) AMFED shall have breached any of its covenants or obligations in the Reorganization Agreement and such breach would entitle Norwest to terminate the Reorganization Agreement or (y) the Board of Directors of AMFED does not recommend the approval of the Reorganization Agreement, or the stockholders of AMFED shall not have approved the Reorganization Agreement, the stockholder meeting for the purpose of voting on such approval shall not have been held or shall have been canceled prior to termination of the Reorganization Agreement, or the AMFED Board of Directors shall have withdrawn or modified in a manner adverse to Norwest its recommendation to the stockholders of AMFED, (v) the AMFED Board of Directors does not recommend that the stockholders of AMFED approve the Reorganization Agreement or shall have withdrawn or modified its recommendation in any manner detrimental to Norwest, or (vi) any party other than Norwest or any of its subsidiaries, without Norwest's prior written approval, shall have filed an application with any governmental authority or regulatory or administrative body for approval to engage in an Acquisition Transaction. "Acquisition Transaction" means (i) merger or consolidation involving AMFED or any of its subsidiaries, (ii) a purchase, lease or other acquisition of all or substantially all of the assets of AMFED or any of its subsidiaries or (iii) a purchase or other acquisition, other than in connection with an internal merger or consolidation, of securities representing 10% or more of the voting power of AMFED or any of its subsidiaries or the recommendation by the AMFED Board of Directors to its shareholders to approve any such transaction.

	Under the Bank Holding Company Act of 1956, Norwest may not acquire 5% or more of the outstanding shares of AMFED without the prior approval of the Board of Governors of the Federal Reserve System. Certain other regulatory approvals may also be required, including those required before any acquisition under the Option Agreement could be completed.

	The Option may not be assigned by Norwest or by AMFED without the express written consent of the other party to the Option Agreement, except that Norwest may assign its rights under the Option Agreement in whole or in part to a wholly owned subsidiary of Norwest and after the occurrence of a Preliminary Purchase Event and, in certain cases, after Norwest gives AMFED an offer to purchase the rights on the same terms and price which Norwest proposes to transfer such rights to a third party. After a Purchase Event, Norwest (on behalf of itself or any subsequent holder) may require AMFED to prepare and keep current for up to 180 days a registration statement under the Securities Act in form and substance appropriate and customary under the circumstances covering the Option Shares and to use its best efforts to cause such registration statement to remain current for up to 180 days in order to facilitate the disposition of the Option Shares. Upon such demand, AMFED must effect such registration statement promptly, subject to certain exceptions. Norwest is entitled to two such registration statements upon the occurrence of a Purchase Event. Subject to certain exceptions, and prior to termination of the Option, upon the acquisition by a third party of 20% or more of AMFED's Common Stock or the consummation of an Acquisition Transaction at the request of Norwest, AMFED will be obligated to repurchase the Option and any Option Shares theretofore purchased pursuant to the Option at prices determined as set forth in the Option Agreement, which may include the reimbursement by AMFED of up to $200,000 in fees and expenses incurred by Norwest in connection with the Merger. In the event that Norwest exercises the repurchase rights described above, AMFED will thereafter be required to pay the required amount or the portion thereof that AMFED is not then prohibited from so paying under applicable law and regulation or as a consequence of administrative policy.

	In the event that prior to termination of the Option, AMFED enters into an agreement (i) to consolidate with or merge into any party, other than Norwest or any of its subsidiaries, and is not the continuing or surviving corporation of such consolidation or merger, (ii) to permit any party, other than Norwest or any of its subsidiaries, to merge into AMFED and AMFED is the surviving corporation, but, in connection with such merger, the then outstanding of AMFED Common Stock are changed into or exchanged for stock or other securities of any other party or cash or any other property, or the then outstanding shares of AMFED Common Stock will after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company; or
(iii) to sell or otherwise transfer all or substantially all of its or any subsidiary's assets to any party, other than Norwest or any of its subsidiaries, then the agreement governing such transaction must make proper provision so that the Option, upon consummation of such transaction, will be converted into, or exchanged for, an option (a "Substitute Option"), at the election of Norwest, of either (x) the acquiring corporation or (y) any party that controls the acquiring corporation. The Substitute Option will be exercisable for shares of the Substitute Option issuer's common stock in such number and at such exercise price as determined by the Option Agreement and will otherwise have the same terms as the Option to the extent permitted by law.

	To the best of AMFED's and Norwest's knowledge, no Preliminary Purchase Event or Purchase Event has occurred as of the date hereof.

	Either AMFED or Norwest may terminate the Reorganization Agreement under certain circumstances. If no Preliminary Purchase Event or Purchase Event occurs prior to such termination, the Option Agreement will terminate at such time, unless Norwest shall have terminated the Reorganization Agreement pursuant to paragraph 9(a)(ii) thereof due to AMFED's failure to perform or observe in all material respects its covenants and obligations or pursuant to paragraph 9(a)(v) thereof. If a Preliminary Purchase Event or Purchase Event does occur prior to the termination of the Option Agreement or if Norwest terminates the Reorganization Agreement pursuant to paragraph 9(a)(ii) thereof due to AMFED's failure to perform or observe in all material respects its covenants and obligations or pursuant to paragraph 9(a)(v) thereof, then Norwest will be entitled to exercise its rights under the Option Agreement in accordance with its terms.

	The Option Agreement is intended to increase the likelihood that the Merger will be consummated in accordance with the terms of the Reorganization Agreement and may discourage persons from proposing a competing offer to acquire AMFED, even if such offer involves a higher price per share of AMFED Common Stock than the consideration contemplated by the Reorganization Agreement. The existence of the Option could significantly increase the cost to a potential acquiror of acquiring AMFED compared to its cost had AMFED not entered into the Option Agreement. AMFED believes that the exercise of the Option would likely prohibit any acquiror from accounting for an acquisition of, or merger with, AMFED using the pooling-of-interests accounting method for a period of up to two years. This could discourage or preclude an acquisition of AMFED by other organizations.

	The preceding summary of certain provisions of the Reorganization Agreement and the Option Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are filed herewith as Exhibits 1 and 2, respectively, and are incorporated herein by reference.

	Except as set forth herein, neither Norwest nor, to the best knowledge of Norwest, any of its directors or executive officers, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of AMFED, including, but not limited to, transfer or voting of any securities of AMFED, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

	(1)	Agreement and Plan of Reorganization dated as of
July 21, 1995, by and between AMFED Financial, Inc. and
Norwest Corporation.

	(2)	Stock Option Agreement, dated as of July 22,
1995, between Norwest Corporation and AMFED Financial,
Inc.

                       SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 NORWEST CORPORATION


                                 By: /s/ Laurel A. Holschuh
                                         Laurel A. Holschuh
                                         Senior Vice President and Secretary

Dated:  July 31, 1995


	Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).




SCHEDULE I

DIRECTORS OF NORWEST CORPORATION



	The names, business addresses and present principal occupations or employments of the directors of Norwest Corporation are set forth below. All directors listed below are citizens of the United States.

	David A. Christensen; 205 East Sixth Street, Sioux Falls,
South Dakota  57117; President, Chief Executive Officer, and
Director; Raven Industries, Inc.; diversified manufacturer of plastics, electronics and special-fabric products.

	Gerald J. Ford, 200 Crescent Court, Suite 1350, Dallas,
Texas 75201; Chairman of the Board, Chief Executive Officer and
Director; First Nationwide Bank, a Federal Savings Bank; financial services.

	Pierson M. Grieve; 370 Wabasha Street, St. Paul, Minnesota 55102; Chairman and Director; Ecolab Inc.; developer and marketer of cleaning, sanitizing and maintenance products and services.

	Charles M. Harper; 1301 Avenue of the Americas, New York,
New York 10019; Chairman, Chief Executive Officer and Director;
RJR Nabisco Holdings Corp.; consumer packaged goods.

	William A. Hodder; 1400 West 94th Street, Minneapolis,
Minnesota 55431; Chairman, Chief Executive Officer, and Director; Donaldson Company, Inc.; manufacturer of filtration and emission control products.

	Lloyd P. Johnson; Norwest Center, Sixth and Marquette,
Minneapolis, Minnesota 55479-1000; Retired Chairman of the Board; Norwest Corporation; financial services.

	Reatha Clark King; Number One General Mills Boulevard,
Minneapolis, Minnesota  55426; President and Executive Director;
General Mills Foundation; charitable foundation for General Mills,
Inc.

	Richard M. Kovacevich; Norwest Center, Sixth and Marquette, Minneapolis, Minnesota 55479-1000; Chairman of the Board,
President, Chief Executive Officer, and Director; Norwest
Corporation; financial services.

	Richard S. Levitt; 3141 Dean Court, Suite 1201, Minneapolis, Minnesota 55416; Chairman of the Board and Director; Nellis
Corporation; private capital management.

	Richard D. McCormick; 7800 East Orchard Road, Suite 200,
Englewood, Colorado  80111; Chairman, Chief Executive Officer and
Director; U S WEST, Inc.; communications.

	Cynthia H. Milligan; 6200 North 56th Street, Lincoln,
Nebraska 68504; President and Chief Executive Officer; Cynthia H. Milligan & Associates; consultant to financial institutions.

	Ian M. Rolland, 1300 South Clinton Street, Fort Wayne,
Indiana 46801; Chairman, Chief Executive Officer and Director,
Lincoln National Corporation and Lincoln National Life Insurance
Company; insurance.

	Stephen E. Watson; 700 On The Mall, 9th Floor, Minneapolis, Minnesota 55402; President and Director; Dayton Hudson
Corporation; general merchandise company.

	Michael W. Wright; 11840 Valley View Road, Eden Prairie,
Minnesota 55344; Chairman, President, Chief Executive Officer and Director; SUPERVALU INC.; food distribution and retailing.



SCHEDULE II

EXECUTIVE OFFICERS OF NORWEST CORPORATION



	The names and present principal occupations or employments of the executive officers of Norwest Corporation are set forth below. Each executive officer's business address is Norwest Corporation, Norwest Center, Sixth and Marquette, Minneapolis, Minnesota 55479-1000. Each occupation set forth opposite an individual's name refers to Norwest Corporation. All officers listed below are citizens of the United States.

Name                      Present Principal Occupation or
                          Employment

Richard M. Kovacevich      Chairman, President and Chief Executive
                           Officer
Leslie S. Biller           Executive Vice President
                           (South Central Banking)
James R. Campbell          Executive Vice President
                           (Twin Cities Banking)
C. Webb Edwards            Executive Vice President and
                           Chief Technology Officer
Kenneth R. Murray          Executive Vice President
                           (Western Banking)
William H. Queenan         Executive Vice President
                           (Chief Credit Officer)
Daniel A. Saklad           Executive Vice President
                           (North Central Banking)
Stanley S. Stroup          Executive Vice President
                           and General Counsel
John T. Thornton           Executive Vice President and
                           Chief Financial Officer
Thomas E. Emerson          Senior Vice President,
                           Chief Auditor and Chief Examiner
John E. Ganoe              Senior Vice President (Strategic
                           Planning and Acquisitions)
Michael A. Graf            Senior Vice President and Controller
Stephen W. Hansen          Senior Vice President (Human Resources)
Laurel A. Holschuh         Senior Vice President and Secretary
Charles D. White           Senior Vice President and Treasurer



EXHIBIT INDEX



Exhibit                                                   Form of
Number       Description                                  Filing

1            Agreement and Plan of Reorganization       Electronic
             dated as of July 21, 1995, between       Transmission
             AMFED Financial, Inc. and Norwest
             Corporation.

2            Stock Option Agreement, dated as of        ElectroniC
             July 22, 1995, between Norwest           Transmission
             Corporation and AMFED Financial, Inc.





EXHIBIT 1
AGREEMENT
AND
PLAN OF REORGANIZATION



	AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") entered into as of the 21st day of July, 1995, by and between AMFED FINANCIAL, INC. ("AMFED"), a Nevada corporation, and NORWEST CORPORATION ("Norwest"), a Delaware corporation.

	WHEREAS, the parties hereto desire to effect a reorganization whereby a wholly-owned subsidiary of Norwest will merge with and into AMFED (the "Merger") pursuant to an agreement and plan of merger (the "Merger Agreement") in substantially the form attached hereto as Exhibit A, which provides, among other things, for the conversion and exchange of the shares of Common Stock of AMFED of the par value of $.01 per share ("AMFED Common Stock") outstanding immediately prior to the time the Merger becomes effective in accordance with the provisions of the Merger Agreement into shares of voting Common Stock of Norwest of the par value of $1-2/3 per share ("Norwest Common Stock"),

	NOW, THEREFORE, to effect such reorganization and in consideration of the premises and the mutual covenants and agreements contained herein, the parties hereto do hereby represent, warrant, covenant and agree as follows:

	1.  Basic Plan of Reorganization

	(a) Merger. Subject to the terms and conditions contained herein, a wholly-owned subsidiary of Norwest (the "Merger Co.") will be merged by statutory merger with and into AMFED pursuant to the Merger Agreement, with AMFED as the surviving corporation, in which merger each share of AMFED Common Stock outstanding immediately prior to the Effective Time of the Merger (as defined below) (other than shares as to which statutory dissenters' appraisal rights have been exercised) will be converted into and exchanged for the number of shares of Norwest Common Stock determined as follows:

		(i) If the Norwest Measurement Price (as defined below) is equal to or greater than $27.50, but less than or equal to $28.375, each share of AMFED Common Stock outstanding immediately prior to the Effective Time of the Merger (other than shares as to which dissenters' appraisal rights have been exercised) shall, by virtue of the merger and without any action on the part of the holder thereof, be converted into and exchanged for 1.1273 fully paid and nonassessable shares of Norwest Common Stock ("A Exchange Ratio");

		(ii) If the Norwest Measurement Price is greater than $28.375, but less than or equal to $30.00, each share of AMFED Common Stock outstanding immediately prior to the Effective Time of the Merger (other than shares as to which dissenters' appraisal rights have been exercised) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and exchanged for a number of fully paid and nonassessable shares of Norwest
Common Stock determined by dividing 32.00 by the Norwest
Measurement Price ("B Exchange Ratio");

		(iii) If the Norwest Measurement Price is greater than $30.00, each share of AMFED Common Stock outstanding immediately prior to the Effective Time of the Merger (other than shares as to which dissenters' appraisal rights have been exercised) shall, by virtue of the merger and without any action on part of the holder thereof, be converted into and exchanged for a number of fully paid and non assessable shares of Norwest Common Stock determined by dividing (A) the sum of 32 + .5* by (B) the Norwest Measurement Price, where * equals the amount of increase of the Norwest
Measurement Price in excess of $30.00 ("C Exchange Ratio");

		(iv) If the Norwest Measurement Price is less than $27.50, each share of AMFED Common Stock outstanding immediately prior to the Effective Time of the Merger (other than shares as to which dissenters' appraisal rights have been exercised) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and exchanged for 1.1273 fully paid and non assessable shares of Norwest Common Stock ("D Exchange Ratio");

	(v)  In the event that Norwest, in its sole
discretion, makes the election pursuant to paragraph 9(a)(iv) hereof, each share of AMFED Common Stock outstanding immediately prior to the Effective Time of the Merger (other than shares as to which dissenters' appraisal rights have been exercised) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and exchanged for a number of fully paid and nonassessable shares of Norwest Common Stock determined by dividing 31.00 by the "Termination Measurement Price" (as defined in paragraph 9(a)(iv)) (the "E Exchange Ratio");

	(vi) The shares of AMFED Common Stock subject to each unexercised Option (as defined in paragraph 4(p) of the Agreement ) (the "Option Shares") shall be deemed canceled and as consideration therefor, shall be converted into and exchanged for that number of fully paid and nonassessable shares of Norwest Common Stock determined by dividing (A) the excess of (1) the number of Option Shares multiplied by the Termination Measurement Price multiplied by either the A Exchange Ratio, the B Exchange Ratio, the C Exchange Ratio, the D Exchange Ratio or in the event that Norwest, in its sole discretion makes the election pursuant to paragraph 9(a)(iv) hereof, the E Exchange Ratio, as applicable, over
(2) the aggregate exercise price of the Option Shares by (B) the Termination Measurement Price;

	(vii) Each share of Merger Co. common stock shall be converted into and exchanged by virtue of the Merger into shares of the surviving corporation and shares of AMFED
Common Stock held in treasury shall be cancelled; and

	(viii) The "Norwest Measurement Price" is defined as the average of the closing prices of a share of Norwest Common Stock as reported on the consolidated tape of the New York Stock Exchange during the period of 20 trading days ending on the day immediately preceding the date on which the Board of Governors of the Federal Reserve System ("Federal Reserve Board") approves the transactions contemplated by this Agreement.

	(b) Norwest Common Stock Adjustments. If, between the date hereof and the Effective Time of the Merger, shares of Norwest Common Stock shall be changed into a different number of shares or a different class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or if a stock dividend thereon shall be declared with a record date within such period (a "Common Stock
Adjustment"), then (i) the number of shares of Norwest Common
Stock into which a share of AMFED Common Stock shall be converted pursuant to subparagraph (a), above, will be appropriately and proportionately adjusted so that the number of such shares of Norwest Common Stock into which a share of AMFED Common Stock shall be converted will equal the number of shares of Norwest
Common Stock which holders of shares of AMFED Common Stock would have received pursuant to such Common Stock Adjustment had the record date therefor been immediately following the Effective Time of the Merger; and (ii) if a Norwest Common Stock Adjustment occurs between the date hereof and any date that the closing price of a share of Norwest Common Stock is used for purpose of this Agreement or the Merger Agreement, the closing price of a share of Norwest Common Stock for such purposes shall be the sum of the closing prices on the date of each such determination of the number of shares of Norwest Common Stock and/or securities, if any, (in each case as reported on the consolidated tape of the New York Stock Exchange on such date) issued with respect to one share of Norwest Common Stock as a result of the Norwest Common Stock Adjustment.

	(c) Fractional Shares. No fractional shares of Norwest Common Stock and no certificates or scrip certificates therefor shall be issued to represent any such fractional interest, and any holder thereof shall be paid an amount of cash equal to the product obtained by multiplying the fractional share interest to which such holder is entitled by the Termination Measurement Price.

	(d) Mechanics of Closing Merger. Subject to the terms and conditions set forth herein, the Merger Agreement shall be executed and it or Articles of Merger or a Certificate of Merger shall be filed with the Secretary of State of the State of Nevada ten (10) business days following the later to occur of the last required approval under paragraph 6(e) and expiration of all required waiting periods, approval of the Merger by AMFED's shareholders or January 2, 1996 or on such other date as may be agreed to by the parties (the "Closing Date"). Each of the parties agrees to use its best efforts to cause the Merger to be completed as soon as practicable after the receipt of final regulatory approval of the Merger and the expiration of all required waiting periods. The time that the filing referred to in the first sentence of this paragraph is made is herein referred to as the "Time of Filing". The day on which such filing is made and accepted is herein referred to as the "Effective Date of the Merger". The "Effective Time of the Merger" shall be 11:59 p.m. Reno, Nevada time on the Effective Date of the Merger. At the Effective Time of the Merger on the Effective Date of the Merger, the separate existence of Merger Co. shall cease and Merger Co. will be merged with and into AMFED pursuant to the Merger Agreement.
	The closing of the transactions contemplated by this Agreement and the Merger Agreement (the "Closing") shall take place on the Closing Date at the offices of Norwest, Norwest Center, Sixth and Marquette, Minneapolis, Minnesota; provided that in no event shall the Closing Date be prior to January 2, 1996.

	2. Representations and Warranties of AMFED. AMFED represents and warrants to Norwest as follows:

	(a) Organization and Authority. AMFED is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada, is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified and failure to be so qualified would have a material adverse effect on AMFED and the "AMFED Subsidiaries" (as defined below) taken as a whole and has corporate power and authority to own its properties and assets and to carry on its business as it is now being conducted. AMFED is registered as a savings and loan holding company with the Office of Thrift Supervision ("OTS") under the Savings and Loan Holding Company Act, as amended (the "SLHC Act"). AMFED has furnished Norwest true and correct copies of its articles of incorporation and by-laws, as amended, which articles of incorporation and by-laws are in full force and effect.

	(b) AMFED's Subsidiaries. Schedule 2(b) sets forth a complete and correct list of all of AMFED's subsidiaries as of the date hereof (individually an "AMFED Subsidiary" and collectively the "AMFED Subsidiaries"), all shares of the outstanding capital stock of each of which, except as set forth on Schedule 2(b), are owned directly or indirectly by AMFED. No equity security of any AMFED Subsidiary is or may be required to be issued by reason of any option, warrant, scrip, preemptive right, right to subscribe to, call or commitment of any character whatsoever relating to, or security or right convertible into, shares of any capital stock of such subsidiary, and there are no contracts, commitments, understandings or arrangements by which any AMFED Subsidiary is bound to issue additional shares of its capital stock, or any option, warrant or right to purchase or acquire any additional shares of its capital stock. All of such shares so owned by AMFED are fully paid and nonassessable and are owned by it free and clear of any lien, claim, charge, option, encumbrance or agreement with respect thereto. Each AMFED Subsidiary is a corporation or federal stock chartered savings bank duly organized, validly existing, duly qualified to do business and in good standing under the laws of its jurisdiction of incorporation, and has corporate power and authority to own or lease its properties and assets and to carry on its business as it is now being conducted. American Federal Savings Bank ("AFS") is a federal stock chartered savings bank, duly organized, validly existing and in good standing under the laws of the United States of America and engages only in activities (and holds properties only of the types) permitted by the Home Owners Loan Act of 1933, as amended ("HOLA") and the rules and regulations promulgated by the OTS and by the Federal Deposit Insurance Corporation ("FDIC") thereunder for insured depository institutions. AFS's deposit accounts are insured by the Savings Association Insurance Fund as administered by the FDIC to the fullest extent permitted under applicable law. AFS is a qualified thrift lender under section 10(m) of HOLA and is a member of the Federal Home Loan Bank of San Francisco. Except as set forth on Schedule 2(b), AMFED does not own beneficially, directly or indirectly, more than 5% of any class of equity securities or similar interests of any corporation, bank, business trust, association or similar organization, and is not, directly or indirectly, a partner in any partnership or party to any joint venture. AMFED has furnished Norwest true and correct copies of the articles of incorporation or federal stock charter and bylaws, as amended, of each AMFED Subsidiary, each of which is in full force and effect.

	(c) Capitalization. The authorized capital stock of AMFED consists of 60,000,000 shares of Common Stock, $.01 par value and 6,000,000 shares of preferred stock, no par value, of which as of the close of business on March 31, 1995, 5,888,430 shares of AMFED Common Stock and no shares of preferred stock were outstanding and 169,700 shares were held in the treasury. The maximum number of shares of AMFED Common Stock (assuming for this purpose that phantom shares and other share-equivalents constitute AMFED Common Stock) that would be outstanding as of the Effective Date of the Merger if all options, warrants, conversion rights and other rights with respect thereto, except the option to purchase AMFED Common Stock granted pursuant to the Stock Option Agreement dated the date hereof between AMFED and Norwest (the "Stock Option Agreement"), were exercised is 6,327,054. All of the outstanding shares of capital stock of AMFED have been duly and validly authorized and issued and are fully paid and nonassessable.
Except as set forth in Schedule 2(c) and except for the option granted pursuant to the Stock Option Agreement, there are no outstanding subscriptions, contracts, conversion privileges, options, warrants, calls, preemptive rights or other rights obligating AMFED or any AMFED Subsidiary to issue, sell or otherwise dispose of, or to purchase, redeem or otherwise acquire, any shares of capital stock of AMFED or any AMFED Subsidiary. Except as set forth in Schedule 2(c), since March 31, 1995 no shares of AMFED capital stock have been purchased, redeemed or otherwise acquired, directly or indirectly, by AMFED or any AMFED Subsidiary and no dividends or other distributions have been declared, set aside, made or paid to the shareholders of AMFED.

	(d) Authorization. AMFED has the corporate power and authority to enter into this Agreement and the Merger Agreement and, subject to any required approvals of its shareholders, to carry out its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and the Merger Agreement by AMFED and the consummation of the transactions contemplated hereby and thereby have been duly authorized by a disinterested majority of the Board of Directors of AMFED.
Subject to such approvals of shareholders and of government agencies and other governing boards having regulatory authority over AMFED as may be required by statute or regulation, this Agreement and the Merger Agreement are valid and binding obligations of AMFED enforceable against AMFED in accordance with their respective terms, subject as to enforceability, to applicable bankruptcy, insolvency, receivership, conservatorship, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and to the application of equitable principles and judicial discretion.

	Except as set forth on Schedule 2(d), neither the execution, delivery and performance by AMFED of this Agreement or the Merger Agreement, nor the consummation of the transactions contemplated hereby and thereby, nor compliance by AMFED with any of the provisions hereof or thereof, will (i) violate, conflict with, or result in a breach of any provision of, or constitute a default
(or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of, any lien, security interest, charge or encumbrance upon any of the properties or assets of AMFED or any AMFED Subsidiary under any of the terms, conditions or provisions of (x) its articles of incorporation, Federal Stock Charter or by-laws or (y) any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which AMFED or any AMFED Subsidiary is a party or by which it may be bound, or to which AMFED or any AMFED Subsidiary or any of the properties or assets of AMFED or any AMFED Subsidiary may be subject, or (ii) subject to compliance with the statutes and regulations referred to in the next paragraph, to the best knowledge of AMFED, violate any judgment, ruling, order, writ, injunction, decree, statute, rule or regulation applicable to AMFED or any AMFED Subsidiary or any of their respective properties or assets.

	Other than in connection or in compliance with the provisions of the Securities Act of 1933 and the rules and regulations thereunder (the "Securities Act"), the Securities Exchange Act of 1934 and the rules and regulations thereunder (the "Exchange Act"), the securities or blue sky laws of the various states or filings, consents, reviews, authorizations, approvals or exemptions required under the SLHC Act, the Bank Holding Company Act of 1956, as amended ("BHC Act") or the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR Act"), and filings required to effect the Merger under Nevada law, no notice to, filing with, exemption or review by, or authorization, consent or approval of, any public body or authority is necessary for the consummation by AMFED of the transactions contemplated by this Agreement and the Merger Agreement.

	(e) AMFED Financial Statements. The consolidated balance sheets of AMFED and AMFED Subsidiaries as of December 31, 1994 and 1993 and related consolidated statements of income, shareholders' equity and cash flows for the three years ended December 31, 1994, together with the notes thereto, certified by Deloitte & Touche, LLP and included in AMFED's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 (the "AMFED 10-K") as filed with the Securities and Exchange Commission (the "SEC"), and the unaudited consolidated statements of financial condition of AMFED and AMFED Subsidiaries as of March 31, 1995 and the related unaudited consolidated statements of income, shareholders' equity and cash flows for the three months then ended included in AMFED's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1995 as filed with the SEC (collectively, the "AMFED Financial Statements"), have been prepared in accordance with generally accepted accounting principles applied on a consistent basis and present fairly (subject, in the case of financial statements for interim periods, to normal recurring adjustments) the consolidated financial position of AMFED and AMFED Subsidiaries at the dates and the consolidated results of operations and cash flows of AMFED and AMFED's Subsidiaries for the periods stated therein.

	(f) Reports. Since December 31, 1992, AMFED and each AMFED Subsidiary has filed all reports, registrations and statements, together with any required amendments thereto, that it was required to file with (i) the SEC, including, but not limited to, Forms 10-K, Forms 10-Q and proxy statements, (ii) the OTS, (iii) the FDIC and (iv) any applicable state securities or banking authorities. All such reports and statements filed with any such regulatory body or authority are collectively referred to herein as the "AMFED Reports". As of their respective dates, the AMFED Reports complied in all material respects with all the rules and regulations promulgated by the SEC, the OTS, the FDIC and applicable state securities or banking authorities, as the case may be, and, in the case of the AMFED Reports filed with the SEC, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Copies of all the AMFED Reports have been made available to Norwest by AMFED.

	(g) Properties and Leases. Except as set forth on Schedule 2(g), and except as may be reflected in the AMFED Financial Statements and except for any lien for current taxes not yet delinquent, AMFED and each AMFED Subsidiary have good title free and clear of any material liens, claims, charges, options, encumbrances or similar restrictions to all the real and personal property reflected in AMFED's consolidated balance sheet as of March 31, 1995 included in AMFED's Quarterly Report on Form 10-Q for the period then ended, and all real and personal property acquired since such date, except such real and personal property as has been disposed of in the ordinary course of business. All leases of real property and all other leases material to AMFED or any AMFED Subsidiary pursuant to which AMFED or such AMFED Subsidiary, as lessee, leases real or personal property, which leases are described on Schedule 2(g), are valid and effective in accordance with their respective terms, and there is not, under any such lease, any material existing default by AMFED or such AMFED Subsidiary or, to the best of AMFED's knowledge, any event which, with notice or lapse of time or both, would constitute such a material default. Substantially all AMFED's and each AMFED Subsidiary's buildings and equipment in regular use are in good and serviceable condition, reasonable wear and tear excepted.

	(h) Taxes. Each of AMFED and the AMFED Subsidiaries has filed all federal, state, county, local and foreign tax returns, including information returns, required to be filed by it, and paid or made adequate provision for the payment of all taxes owed by it, including those with respect to income, withholding, social security, unemployment, workers compensation, franchise, ad valorem, premium, excise and sales taxes, and no taxes shown on such returns to be owed by it or assessments received by it are delinquent. The federal income tax returns of AMFED and the AMFED Subsidiaries for the fiscal year ended December 31, 1990, and for all fiscal years prior thereto, are for the purposes of routine audit by the Internal Revenue Service closed because of the statute of limitations, and no claims for additional taxes for such fiscal years are pending. Except only as set forth on
Schedule 2(h), (i) neither AMFED nor any AMFED Subsidiary is a party to any pending action or proceeding, nor, to the best of AMFED's knowledge, is any such action or proceeding threatened by any governmental authority, for the assessment or collection of taxes, interest, penalties, assessments or deficiencies and (ii) no issue has been raised by any federal, state, local or foreign taxing authority in connection with an audit or examination of the tax returns, business or properties of AMFED or any AMFED Subsidiary which has not been settled, resolved and fully satisfied or adequately reserved for. Each of AMFED and the AMFED Subsidiaries has paid all taxes owed or which it is required to withhold from amounts owing to employees, creditors or other third parties. The consolidated balance sheet as of March 31, 1995, referred to in paragraph 2(e) hereof, includes adequate provision for all accrued but unpaid federal, state, county, local and foreign taxes, interest, penalties, assessments or deficiencies of AMFED and the AMFED Subsidiaries with respect to all periods through the date thereof.

	(i) Absence of Certain Changes. Since December 31, 1994 there has been no change in the business, financial condition or results of operations of AMFED or any AMFED Subsidiary, which has had, or may reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of AMFED and the AMFED Subsidiaries taken as a whole.

	(j)  Commitments and Contracts.  Except as set forth on
Schedule 2(j), neither AMFED nor any AMFED Subsidiary is a party or subject to any of the following:

		(i) any employment contract or understanding (including any understandings or obligations with respect to severance or termination pay liabilities or fringe benefits) with any present or former officer, director, employee or consultant (other than those which are terminable at will by AMFED or such AMFED Subsidiary);

		(ii) any plan, contract or understanding providing for any bonus, pension, option, deferred compensation, retirement payment, profit sharing or similar arrangement with respect to any present or former officer, director, employee or consultant;

		(iii) any labor contract or agreement with any labor union;

		(iv) any contract not made in the ordinary course of business containing covenants which limit the ability of AMFED or any AMFED Subsidiary to compete in any line of business or with any person or which involve any restriction of the geographical area in which, or method by which, AMFED or any AMFED Subsidiary may carry on its business (other than as may be required by law or applicable regulatory authorities);

		(v) any other contract or agreement which is a "material contract" within the meaning of Item 601(b)(10) of Regulation S-K;

		(vi)  any lease with annual rental payments
aggregating $10,000 or more; or

		(vii) any agreement or commitment with respect to the Community Reinvestment Act or similar law with any state or federal regulatory authority or any other party.

	(k) Litigation and Other Proceedings. AMFED has furnished Norwest copies of (i) all attorney responses to the request of the independent auditors for AMFED with respect to loss contingencies as of December 31, 1994 in connection with the AMFED financial statements included in the AMFED 10-K, and (ii) a written list of legal and regulatory proceedings filed against AMFED or any AMFED Subsidiary since said date. Neither AMFED nor any AMFED
Subsidiary is a party to any pending or, to the best knowledge of AMFED, threatened, claim, action, suit, investigation or proceeding, or is subject to any order, judgment or decree, except for matters which, in the aggregate, will not have, or cannot reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of AMFED and the AMFED Subsidiaries taken as a whole.

	(l) Insurance. AMFED and each AMFED Subsidiary is presently insured, and during each of the past five calendar years (or during such lesser period of time as AMFED has owned such AMFED Subsidiary) has been insured, for reasonable amounts with financially sound and reputable insurance companies against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured and has maintained all insurance required by applicable law and regulation.

	(m) Compliance with Laws. AMFED and each AMFED Subsidiary has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, federal, state, local or foreign governmental or regulatory bodies that are required in order to permit it to own or lease its properties and assets and to carry on its business as presently conducted and that are material to the business of AMFED or such AMFED Subsidiary; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the best knowledge of AMFED, no suspension or cancellation of any of them is threatened; and all such filings, applications and registrations material to the business or properties of AMFED or any AMFED Subsidiary are current. The conduct by AMFED and each AMFED Subsidiary of its business and the condition and use of its properties does not violate or infringe, in any respect material to any such business, any applicable domestic (federal, state or local) or foreign law, statute, ordinance, license or regulation. Neither AMFED nor any AMFED Subsidiary is in default under any order, or demand of any federal, state, municipal or other governmental agency or with respect to any order, writ, injunction or decree of any court. Except for statutory or regulatory restrictions of general application and except as set forth on
Schedule 2(m), no federal, state, municipal or other governmental authority has placed any restriction on the business or properties of AMFED or any AMFED Subsidiary which reasonably could be expected to have a material adverse effect on the business or properties of AMFED and the AMFED Subsidiaries taken as a whole. Neither AMFED nor any of the AMFED Subsidiaries is subject to any cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any extraordinary board resolutions at the request of any federal or state governmental authorities charged with the supervision or regulation of thrifts or thrift holding companies or engaged in the insurance of thrift deposits ("Bank
Regulators"), nor have any of them been advised by any Bank Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, directive, written agreement, memorandum or understanding, extraordinary supervisory letter, commitment letter, extraordinary board resolution or similar undertaking.

	(n) Labor. No work stoppage involving AMFED or any AMFED Subsidiary is pending or, to the best knowledge of AMFED, threatened. Neither AMFED nor any AMFED Subsidiary is involved in, or threatened with, any labor dispute, arbitration, lawsuit or administrative proceeding which reasonably could be expected to have a material adverse effect on the business of AMFED or such AMFED Subsidiary. Employees of AMFED and the AMFED Subsidiaries are not represented by any labor union nor are any collective bargaining agreements otherwise in effect with respect to such employees.

	(o)  Material Interests of Certain Persons.

	(i) Except as set forth on Schedule 2(o), to the best knowledge of AMFED, no officer or director of AMFED or any AMFED Subsidiary, or any "associate" (as such term is defined in Rule l4a-1 under the Exchange Act) of any such officer or director, has any interest in any material contract or property (real or personal), tangible or intangible, used in or pertaining to the business of AMFED or any AMFED Subsidiary.

	(ii) Schedule 2(o) sets forth a correct and complete list of any loan from AFS to any present officer, director, employee or any associate or related interest of any such person which was required under Regulation O promulgated by the Federal Reserve Board to be approved by or reported to AFS's Board of Directors.

	(iii) Schedule 2(o) lists any loan (except credit card loans or loans on primary residences) by AMFED or an AMFED Subsidiary to any officer, director or any greater than 5% shareholder of AMFED or an AMFED Subsidiary or any affiliate of AMFED; or to any Person in which such officer, director or greater than 5% shareholder directly or indirectly owns beneficially or of record 10% or more of any class of equity securities of any corporation, partnership or joint venture; or to any trust or estate in which such officer, director or greater than 5% shareholder has a 10% or more beneficial interest, or as to which such officer, director or greater than 5% shareholder serves as a trustee or in a similar capacity.

		(p)  AMFED Benefit Plans.

		(i) The only "employee benefit plans" within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), for which AMFED or any AMFED Subsidiary acts as the plan sponsor as defined in ERISA Section 3(16)(B), and with respect to which any liability under ERISA or otherwise exists or may be incurred by AMFED or any AMFED Subsidiary are those set forth on
Schedule 2(p) (the "Plans"). No Plan is a "multi-employer plan" within the meaning of Section 3(37) of ERISA.

		(ii) Each Plan is and has been in all material respects operated and administered in accordance with its provisions and applicable law. Except as set forth on
Schedule 2(p), AMFED or the AMFED subsidiaries have received favorable determination letters from the Internal Revenue Service under the provisions of the Tax Equity and Fiscal Responsibility Act ("TEFRA"), the Deficit Reduction Act ("DEFRA") and the Retirement Equity Act ("REA") for each of the Plans to which the qualification requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), apply. AMFED knows of no reason that any Plan which is subject to the qualification provisions of Section 401(a) of the Code is not "qualified" within the meaning of
Section 401(a) of the Code and that each related trust is not exempt from taxation under Section 501(a) of the Code.

		(iii) Except as set forth on Schedule 2(p), the present value of all benefits vested and all benefits accrued under each Plan which is subject to Title IV of ERISA did not, in each case, as determined for purposes of reporting on Schedule B to the Annual Report on Form 5500 of each such Plan as of the end of the most recent Plan year exceed the value of the assets of the Plan allocable to such vested or accrued benefits.

		(iv) Except as disclosed in Schedule 2(p), and to the best knowledge of AMFED, no Plan or any trust created thereunder, nor any trustee, fiduciary or administrator thereof, has engaged in a "prohibited transaction", as such term is defined in Section 4975 of the Code or Section 406 of ERISA or violated any of the fiduciary standards under
Part 4 of Title I of ERISA which could subject, to the best knowledge of AMFED, such Plan or trust, or any trustee, fiduciary or administrator thereof, or any party dealing with any such Plan or trust, to the tax or penalty on prohibited transactions imposed by said Section 4975 or would result in material liability to AMFED and the AMFED
Subsidiaries taken as a whole.

		(v) No Plan which is subject to Title IV of ERISA or any trust created thereunder has been terminated, nor have there been any "reportable events" as that term is defined in Section 4043 of ERISA, with respect to any Plan, other than those events which may result from the transactions contemplated by this Agreement and the Merger Agreement.

		(vi) No Plan or any trust created thereunder has incurred any "accumulated funding deficiency", as such term is defined in Section 412 of the Code (whether or not waived), since the effective date of ERISA.

		(vii) Except as disclosed in Schedule 2(p), neither the execution and delivery of this Agreement and the Merger
Agreement nor the consummation of the transactions contemplated hereby and thereby will (i) result in any material payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due to any director or employee or former employee of AMFED or any AMFED Subsidiary under any Plan or otherwise, (ii) materially increase any benefits otherwise payable under any Plan or (iii) result in the acceleration of the time of payment or vesting of any such benefits to any material extent.

	(q)	Intentionally omitted.

	(r)  Registration Obligations.  Except as set forth on
Schedule 2(r), neither AMFED nor any AMFED Subsidiary is under any obligation, contingent or otherwise, which will survive the Merger by reason of any agreement to register any of its securities under the Securities Act.

	(s) Brokers and Finders. Except as described on Schedule 2(s), neither AMFED nor any AMFED Subsidiary nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder's fees, and no broker or finder has acted directly or indirectly for AMFED or any AMFED Subsidiary in connection with this Agreement and the Merger Agreement or the transactions contemplated hereby and thereby.

	(t) Administration of Trust Accounts. AMFED and each AMFED Subsidiary has properly administered in all respects material and which could reasonably be expected to be material to the financial condition of AMFED and the AMFED Subsidiaries taken as a whole all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as an agent, custodian, or otherwise in a fiduciary capacity including specifically IRA and KEOGH accounts, in accordance with the terms of the governing documents and applicable state and federal law and regulation and common law. Neither AMFED, any AMFED Subsidiary, nor any director, officer or employee of AMFED or any AMFED Subsidiary has committed any breach of trust with respect to any such fiduciary account which is material to or could reasonably be expected to be material to the financial condition of AMFED and the AMFED Subsidiaries taken as a whole, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect the assets of such fiduciary account.

	(u) No Defaults. Neither AMFED nor any AMFED Subsidiary is in default, nor has any event occurred which, with the passage of time or the giving of notice, or both, would constitute a default, under any material agreement, indenture, loan agreement or other instrument to which it is a party or by which it or any of its assets is bound or to which any of its assets is subject, the result of which has had or could reasonably be expected to have a material adverse effect upon AMFED and the AMFED Subsidiaries, taken as a whole. To the best of AMFED's knowledge, all parties with whom AMFED or any AMFED Subsidiary has material leases, agreements or contracts or who owe to AMFED or any AMFED
Subsidiary material obligations other than with respect to those arising in the ordinary course of the banking business of the AMFED Subsidiaries are in compliance therewith in all material respects.

	(v) Environmental Liability. There is no legal, administrative, or other proceeding, claim, or action of any nature pending that seeks to impose, or that could result in the imposition of, on AMFED or any AMFED Subsidiary, any liability relating to the release of hazardous substances as defined under any local, state or federal environmental statute, regulation or ordinance including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, pending or to the best of AMFED's knowledge, threatened against AMFED or any AMFED Subsidiary the result of which has had or could reasonably be expected to have a material adverse effect upon AMFED and AMFED's Subsidiaries, taken as a whole; to the best of AMFED's knowledge there is no reasonable basis for any such proceeding, claim or action; and to the best of AMFED's knowledge, neither AMFED nor any AMFED Subsidiary is subject to any agreement, order, judgment, or decree by or with any court, governmental authority or third party imposing any such environmental liability. AMFED has provided Norwest with copies of all environmental assessments, reports, studies and other related information in its possession with respect to each bank facility and each non-residential REO property.

	(w) Intellectual Property. AMFED and each AMFED Subsidiary owns or possesses valid and binding licenses and other rights to use without payment all material patents, copyrights, trade secrets, trade names, service marks and trademarks used in its business; and neither AMFED nor any AMFED Subsidiary has received any notice of conflict with respect thereto that asserts the right of others. AMFED and each AMFED Subsidiary have in all material respect performed all the obligations required to be performed by them and are not in default in any material respect under any contract, agreement, arrangement or commitment relating to any of the foregoing.

	(x)  Corporate Approval

		(i) The affirmative vote of the holders of a majority of the outstanding shares of AMFED Common Stock is required to adopt this Agreement and approve the Merger and the other transactions contemplated hereby. No other vote of the AMFED Shareholders is required by law, the Articles of Incorporation or bylaws of AMFED or otherwise to adopt this Agreement and approve the Merger and the other transactions contemplated hereby;

		(ii) At a duly constituted meeting of the Board of Directors of AMFED's directors constituting a majority of the disinterested directors of AMFED granted their prior approval to the Merger and the issuance of the option granted under the Stock Option Agreement, and, accordingly, the provisions of Article X of AMFED's Articles of Incorporation and Nevada Revised Statutes Sections 78.378 to 78.3793 inclusive do not and will not apply to this Agreement or the option granted under the Stock Option Agreement or the consummation of any of the transactions contemplated hereby or thereby.

	(y) Deposits. Except as set forth in Schedule 2(y), none of the AFS bank deposits is a Brokered Deposit. Except as set forth in Schedule 2(y), no portion of the deposits represents a deposit by any affiliate of AMFED or AFS. "Brokered Deposits" shall mean all deposits of AFS for which AFS has paid a commission or an interest rate substantially above that paid by AFS to the general depositors of AFS.

	3. Representations and Warranties of Norwest. Norwest represents and warrants to AMFED as follows:

	(a) Organization and Authority. Norwest is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified and failure to be so qualified would have a material adverse effect on Norwest and its subsidiaries taken as a whole and has corporate power and authority to own its properties and assets and to carry on its business as it is now being conducted. Norwest is registered as a bank holding company with the Federal Reserve Board under the BHC Act. Norwest has furnished AMFED true and correct copies of its certificate of incorporation and by-laws, as amended, which certificate of incorporation and by-laws are in full force and effect.

	(b) Norwest Subsidiaries. Schedule 3(b) sets forth a complete and correct list, as of December 31, 1994, of Norwest's Significant Subsidiaries (as defined in Regulation S-X promulgated by the SEC) (individually a "Norwest Subsidiary" and collectively the "Norwest Subsidiaries"), all shares of the outstanding capital stock of each of which, except as set forth in Schedule 3(b), are owned directly or indirectly by Norwest. No equity security of any Norwest Subsidiary is or may be required to be issued to any person or entity other than Norwest by reason of any option, warrant, scrip, right to subscribe to, call or commitment of any character whatsoever relating to, or security or right convertible into, shares of any capital stock of such subsidiary, and there are no contracts, commitments, understandings or arrangements by which any Norwest Subsidiary is bound to issue additional shares of its capital stock, or options, warrants or rights to purchase or acquire any additional shares of its capital stock. Subject to 12 U.S.C. Section 55 (1982), all of such shares so owned by Norwest are fully paid and nonassessable and are owned by it free and clear of any lien, claim, charge, option, encumbrance or agreement with respect thereto. Each Norwest Subsidiary is a corporation or national banking association duly organized, validly existing, duly qualified to do business and in good standing under the laws of its jurisdiction of incorporation, and has corporate power and authority to own or lease its properties and assets and to carry on its business as it is now being conducted.

	(c) Norwest Capitalization. The authorized capital stock of Norwest consists of (i) 5,000,000 shares of Preferred Stock, without par value, of which as of the close of business on December 31, 1994, 1,127,125 shares of 10.24% Cumulative Preferred Stock at $100 stated value, 980,000 shares of Cumulative Tracking Preferred Stock, and 1,143,675 shares of Cumulative Convertible Preferred Stock, Series B, at $200 stated value and 14,265 shares of ESOP Cumulative Convertible Preferred Stock, at $1,000 stated value were outstanding, (ii) 500,000,000 shares of Common Stock, $1-2/3 par value, of which as of the close of business on December 31, 1994, 309,144,857 shares were outstanding and 13,939,617 shares were held in the treasury, and (iii) 4,000,000 shares of Preference Stock, no par value, of which as of the close of business on May 31, 1995, no shares were outstanding.

	(d) Authorization. Norwest has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution, delivery and performance of this Agreement by Norwest and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of Norwest. No approval or consent by the stockholders of Norwest is necessary for the execution and delivery of this Agreement and the Merger Agreement and the consummation of the transactions contemplated hereby and thereby. Subject to such approvals of government agencies and other governing boards having regulatory authority over Norwest as may be required by statute or regulation, this Agreement is a valid and binding obligation of Norwest enforceable against Norwest in accordance with its terms, subject as to enforceability, to applicable bankruptcy, insolvency, receivership, conservatorship, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and to the application of equitable principles and judicial discretion.

	Neither the execution, delivery and performance by Norwest of this Agreement or the Merger Agreement, nor the consummation of the transactions contemplated hereby and thereby, nor compliance by Norwest with any of the provisions hereof or thereof, will (i) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of, any lien, security interest, charge or encumbrance upon any of the properties or assets of Norwest or any Norwest Subsidiary under any of the terms, conditions or provisions of (x) its certificate of incorporation or by-laws or
(y) any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Norwest or any Norwest Subsidiary is a party or by which it may be bound, or to which Norwest or any Norwest Subsidiary or any of the properties or assets of Norwest or any Norwest Subsidiary may be subject, or (ii) subject to compliance with the statutes and regulations referred to in the next paragraph, to the best knowledge of Norwest, violate any judgment, ruling, order, writ, injunction, decree, statute, rule or regulation applicable to Norwest or any Norwest Subsidiary or any of their respective properties or assets.

	Other than in connection or in compliance with the provisions of the Securities Act, the Exchange Act, the securities or blue sky laws of the various states or filings, consents, reviews, authorizations, approvals or exemptions required under the SLHC Act, the BHC Act or the HSR Act, and filings required to effect the Merger under Nevada law, no notice to, filing with, exemption or review by, or authorization, consent or approval of, any public body or authority is necessary for the consummation by Norwest of the transactions contemplated by this Agreement and the Merger Agreement.

	(e) Norwest Financial Statements. The consolidated balance sheets of Norwest and Norwest's subsidiaries as of December 31, 1994 and 1993 and related consolidated statements of income, stockholders' equity and cash flows for the three years ended December 31, 1994, together with the notes thereto, certified by KPMG Peat Marwick, LLP and included in Norwest's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 (the
"Norwest 10-K") as filed with the SEC, and the unaudited consolidated balance sheets of Norwest and its subsidiaries as of March 31, 1995 and the related unaudited consolidated statements of income and cash flows for the three months then ended included in Norwest's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1995, as filed with the SEC (collectively, the "Norwest Financial Statements"), have been prepared in accordance with generally accepted accounting principles applied on a consistent basis and present fairly (subject, in the case of financial statements for interim periods, to normal recurring adjustments) the consolidated financial position of Norwest and its subsidiaries at the dates and the consolidated results of operations, changes in financial position and cash flows of Norwest and its subsidiaries for the periods stated therein.

	(f) Reports. Since December 31, 1990, Norwest and each Norwest Subsidiary has filed all reports, registrations and statements, together with any required amendments thereto, that it was required to file with (i) the SEC, including, but not limited to, Forms 10-K, Forms 10-Q and proxy statements, (ii) the Federal Reserve Board, (iii) the FDIC, (iv) the Comptroller and (v) any applicable state securities or banking authorities. All such reports and statements filed with any such regulatory body or authority are collectively referred to herein as the "Norwest Reports". As of their respective dates, the Norwest Reports complied in all material respects with all the rules and regulations promulgated by the SEC, the Federal Reserve Board, the FDIC, the Comptroller and any applicable state securities or banking authorities, as the case may be, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

	(g) Properties and Leases. Except as may be reflected in the Norwest Financial Statements and except for any lien for current taxes not yet delinquent, Norwest and each Norwest Subsidiary has good title free and clear of any material liens, claims, charges, options, encumbrances or similar restrictions to all the real and personal property reflected in Norwest's consolidated balance sheet as of March 31, 1995 included in Norwest's Quarterly Report on Form 10-Q for the period then ended, and all real and personal property acquired since such date, except such real and personal property as has been disposed of in the ordinary course of business. All leases of real property and all other leases material to Norwest or any Norwest Subsidiary pursuant to which Norwest or such Norwest Subsidiary, as lessee, leases real or personal property, are valid and effective in accordance with their respective terms, and there is not, under any such lease, any material existing default by Norwest or such Norwest Subsidiary or any event which, with notice or lapse of time or both, would constitute such a material default. Substantially all Norwest's and each Norwest Subsidiary's buildings and equipment in regular use are in good and serviceable condition, reasonable wear and tear excepted.

	(h) Taxes. Each of Norwest and the Norwest Subsidiaries has filed all material federal, state, county, local and foreign tax returns, including information returns, required to be filed by it, and paid or made adequate provision for the payment of all taxes owed by it, including those with respect to income, withholding, social security, unemployment, workers compensation, franchise, ad valorem, premium, excise and sales taxes, and no taxes shown on such returns to be owed by it or assessments received by it are delinquent. The federal income tax returns of Norwest and the Norwest Subsidiaries for the fiscal year ended December 31, 1979, and for all fiscal years prior thereto, are for the purposes of routine audit by the Internal Revenue Service closed because of the statute of limitations, and no claims for additional taxes for such fiscal years are pending. Except only as set forth on Schedule 3(h), (i) neither Norwest nor any Norwest Subsidiary is a party to any pending action or proceeding, nor to Norwest's knowledge is any such action or proceeding threatened by any governmental authority, for the assessment or collection of taxes, interest, penalties, assessments or deficiencies which could reasonably be expected to have any material adverse effect on Norwest and its subsidiaries taken as a whole, and (ii) no issue has been raised by any federal, state, local or foreign taxing authority in connection with an audit or examination of the tax returns, business or properties of Norwest or any Norwest Subsidiary which has not been settled, resolved and fully satisfied, or adequately reserved for. Each of Norwest and the Norwest Subsidiaries has paid all taxes owed or which it is required to withhold from amounts owing to employees, creditors or other third parties.

	(i) Absence of Certain Changes. Since December 31, 1994, there has been no change in the business, financial condition or results of operations of Norwest or any Norwest Subsidiary which has had, or may reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of Norwest and its subsidiaries taken as a whole.

	(j)  Commitments and Contracts.  Except as set forth on
Schedule 3(j), as of December 31, 1994 neither Norwest nor any
Norwest Subsidiary is a party or subject to any of the following
(whether written or oral, express or implied):

		(i) any labor contract or agreement with any labor union;

		(ii) any contract not made in the ordinary course of business containing covenants which materially limit the ability of Norwest or any Norwest Subsidiary to compete in any line of business or with any person or which involve any material restriction of the geographical area in which, or method by which, Norwest or any Norwest Subsidiary may carry on its business (other than as may be required by law or applicable regulatory authorities);

		(iii) any other contract or agreement which is a "material contract" within the meaning of Item 601(b)(10) of Regulation S-K.

	(k) Litigation and Other Proceedings. Neither Norwest nor any Norwest Subsidiary is a party to any pending or, to the best knowledge of Norwest, threatened, claim, action, suit, investigation or proceeding, or is subject to any order, judgment or decree, except for matters which, in the aggregate, will not have, or cannot reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of Norwest and its subsidiaries taken as a whole.

	(l) Insurance. Norwest and each Norwest Subsidiary is presently insured or self insured, and during each of the past five calendar years (or during such lesser period of time as Norwest has owned such Norwest Subsidiary) has been insured or self-insured, for reasonable amounts with financially sound and reputable insurance companies against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured and has maintained all insurance required by applicable law and regulation.

	(m) Compliance with Laws. Norwest and each Norwest Subsidiary has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, federal, state, local or foreign governmental or regulatory bodies that are required in order to permit it to own or lease its properties or assets and to carry on its business as presently conducted and that are material to the business of Norwest or such Subsidiary; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and to the best knowledge of Norwest, no suspension or cancellation of any of them is threatened; and all such filings, applications and registrations are current. The conduct by Norwest and each Norwest Subsidiary of its business and the condition and use of its properties does not violate or infringe, in any respect material to any such business, any applicable domestic (federal, state or local) or foreign law, statute, ordinance, license or regulation. Neither Norwest nor any Norwest Subsidiary is in default under any order, license, regulation or demand of any federal, state, municipal or other governmental agency or with respect to any order, writ, injunction or decree of any court. Except for statutory or regulatory restrictions of general application, no federal, state, municipal or other governmental authority has placed any restrictions on the business or properties of Norwest or any Norwest Subsidiary which reasonably could be expected to have a material adverse effect on the business or properties of Norwest and its subsidiaries taken as a whole.

	(n) Labor. No work stoppage involving Norwest or any Norwest Subsidiary is pending or, to the best knowledge of Norwest, threatened. Neither Norwest nor any Norwest Subsidiary is involved in, or threatened with or affected by, any labor dispute, arbitration, lawsuit or administrative proceeding which could materially and adversely affect the business of Norwest or such Norwest Subsidiary. Except as set forth on Schedule 3(j), employees of Norwest and the Norwest Subsidiaries are not represented by any labor union nor are any collective bargaining agreements otherwise in effect with respect to such employees.

	(o)  Norwest Benefit Plans.

		(i) As of July 10, 1995, the only "employee benefit plans" within the meaning of Section 3(3) of ERISA for which Norwest or any Norwest Subsidiary acts as plan sponsor as defined in ERISA Section 3(16)(B) with respect to which any liability under ERISA or otherwise exists or may be incurred by Norwest or any Norwest Subsidiary are those set forth on
Schedule 3(o) (the "Norwest Plans").  No Norwest Plan is a
"multi-employer plan" within the meaning of Section 3(37) of ERISA.

		(ii) Each Norwest Plan is and has been in all material respects operated and administered in accordance with its provisions and applicable law. Except as set forth on Schedule 3(o), Norwest or the Norwest Subsidiaries have received favorable determination letters from the Internal Revenue Service under the provisions of TEFRA, DEFRA and REA for each of the Norwest Plans to which the qualification requirements of Section 401(a) of the Code apply. Norwest knows of no reason that any Norwest Plan which is subject to the qualification provisions of Section 401(a) of the Code is not "qualified" within the meaning of Section 401(a) of the Code and that each related trust is not exempt from taxation under Section 501(a) of the Code, except that any such Norwest Plan may not have been amended to comply with TRA and other recent legislation and regulations, although each such Norwest Plan is within the remedial amendment period during which retroactive amendment may be made.

		(iii) The present value of all benefits vested and all benefits accrued under each Norwest Plan which is subject to Title IV of ERISA did not, in each case, as determined for purposes of reporting on Schedule B to the Annual Report on Form 5500 of each such Norwest Plan as of the end of the most recent Plan year, exceed the value of the assets of the Norwest Plans allocable to such vested or accrued benefits.

		(iv) Except as set forth on Schedule 3(o), and to the best knowledge of Norwest, no Norwest Plan or any trust created thereunder, nor any trustee, fiduciary or administrator thereof, has engaged in a "prohibited transaction", as such term is defined in Section 4975 of the Code or Section 406 of ERISA or violated fiduciary standards under Part 4 of Title I of ERISA, which could subject, to the best knowledge of Norwest, such Norwest Plan or trust, or any trustee, fiduciary or administrator thereof, or any party dealing with any such Norwest Plan or trust, to the tax or penalty on prohibited transactions imposed by said Section 4975 or would result in material liability to Norwest and its subsidiaries taken as a whole.

		(v) Except as set forth on Schedule 3(o), no Norwest Plan which is subject to Title IV of ERISA or any trust created thereunder has been terminated, nor have there been any "reportable events" as that term is defined in Section
4043 of ERISA with respect to any Norwest Plan, other than those events which may result from the transactions contemplated by this Agreement and the Merger Agreement.

		(vi) No Norwest Plan or any trust created thereunder has incurred any "accumulated funding deficiency", as such term is defined in Section 412 of the Code (whether or not waived), during the last five Norwest Plan years which would result in a material liability.

		(vii) Neither the execution and delivery of this Agreement and the Merger Agreement nor the consummation of the transactions contemplated hereby and thereby will (i) result in any material payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due to any director or employee or former employee of Norwest under any Norwest
Plan or otherwise, (ii) materially increase any benefits otherwise payable under any Norwest Plan or (iii) result in the acceleration of the time of payment or vesting of any such benefits to any material extent.

	(p) Registration Statement, etc. None of the information regarding Norwest and its subsidiaries supplied or to be supplied by Norwest for inclusion in (i) the Registration Statement (as defined in paragraph 4(d)), (ii) the Proxy Statement (as defined in paragraph 4(d)), or (iii) any other documents to be filed with the SEC or any regulatory authority in connection with the transactions contemplated hereby or by the Merger Agreement will, at the respective times such documents are filed with the SEC or any regulatory authority and, in the case of the Registration Statement, when it becomes effective and, with respect to the Proxy Statement, when mailed, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the meeting of shareholders referred to in paragraph 4(c), be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for such meeting. All documents which Norwest and the Norwest Subsidiaries are responsible for filing with the SEC and any other regulatory authority in connection with the Merger will comply as to form in all material respects with the provisions of applicable law.

	(q) Brokers and Finders. Neither Norwest nor any Norwest Subsidiary nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder's fees, and no broker or finder has acted directly or indirectly for Norwest or any Norwest Subsidiary in connection with this Agreement and the Merger Agreement or the transactions contemplated hereby and thereby.

	(r) No Defaults. Neither Norwest nor any Norwest Subsidiary is in default, nor has any event occurred which, with the passage of time or the giving of notice, or both, would constitute a default under any material agreement, indenture, loan agreement or other instrument to which it is a party or by which it or any of its assets is bound or to which any of its assets is subject, the result of which has had or could reasonably be expected to have a material adverse effect upon Norwest and its subsidiaries taken as a whole. To the best of Norwest's knowledge, all parties with whom Norwest or any Norwest Subsidiary has material leases, agreements or contracts or who owe to Norwest or any Norwest Subsidiary material obligations other than with respect to those arising in the ordinary course of the banking business of the Norwest Subsidiaries are in compliance therewith in all material respects.

	(s) Environmental Liability. There is no legal, administrative, or other proceeding, claim, or action of any nature seeking to impose, or that could result in the imposition, on Norwest or any Norwest Subsidiary of any liability relating to the release of hazardous substances as defined under any local, state or federal environmental statute, regulation or ordinance including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, pending or to the best of Norwest's knowledge, threatened against Norwest or any Norwest Subsidiary, the result of which has had or could reasonably be expected to have a material adverse effect upon Norwest and its subsidiaries taken as a whole; to the best of Norwest's knowledge there is no reasonable basis for any such proceeding, claim or action; and to the best of Norwest's knowledge neither Norwest nor any Norwest Subsidiary is subject to any agreement, order, judgment, or decree by or with any court, governmental authority or third party imposing any such environmental liability.

	(t) Merger Co. As of the Closing Date, Merger Co. will be a corporation duly organized, validly existing, duly qualified to do business and in good standing under the laws of its jurisdiction of incorporation, and will have corporate power and authority to own or lease its properties and assets and to carry on its business and enter into and perform its obligations under the Merger Agreement, and the execution and delivery by Merger Co. of the Merger Agreement shall have been duly authorized by the Board of Directors and shareholders of Merger Co.

	4. Covenants of AMFED. AMFED covenants and agrees with Norwest as follows:

	(a) Except as otherwise permitted or required by this Agreement, from the date hereof until the Effective Time of the Merger, AMFED, and each AMFED Subsidiary will: maintain its corporate existence in good standing; maintain the general character of its business and conduct its business in its ordinary and usual manner; extend credit in accordance with existing lending policies, except that it shall not, without the prior written consent of Norwest (which consent shall be deemed to have been given as to any loan approval request to which Norwest had made no response by the later of 48 hours or at the end of the second business day following receipt by Norwest of a request to consent), make any new loan or modify, restructure or renew any existing loan (except pursuant to commitments made prior to the date of this Agreement) to any borrower if the amount of the resulting loan, when aggregated with all other loans or extensions of credit to such person (or which would be required to be aggregated for loans to one borrower limitations), would be in excess of $3,000,000; provided that AMFED and AFS will promptly, after the making thereof by AMFED or AFS, supply Norwest with all reasonably requested information concerning loans in amounts less than $3,000,000 but greater than $500,000; maintain proper accounting records in accordance with generally accepted accounting principles; maintain its properties in good repair and condition, ordinary wear and tear excepted; maintain in all material respects presently existing insurance coverage; use its best efforts to preserve its business organization intact, to keep the services of its present principal employees and to preserve its goodwill and the goodwill of its suppliers, customers and others having business relationships with it; use its best efforts to obtain any approvals or consents required to maintain existing leases and other contracts in effect following the Merger; comply in all material respects with all laws, regulations, ordinances, codes, orders, licenses and permits applicable to the properties and operations of AMFED and each AMFED Subsidiary the non-compliance with which reasonably could be expected to have a material adverse effect on AMFED and the AMFED Subsidiaries taken as a whole; and permit Norwest, upon reasonable prior notice by Norwest and its representatives (including KPMG Peat Marwick, LLP) to examine its and its subsidiaries books, records and properties and to interview officers, employees and agents at reasonable times when it is open for business. No such examination by Norwest or its representatives either before or after the date of this Agreement shall in any way affect, diminish or terminate any of the representations, warranties or covenants of AMFED herein expressed.

	(b) Except as otherwise contemplated or required by this Agreement, from the date hereof until the Effective Time of the Merger, AMFED and each AMFED subsidiary will not (without the prior written consent of Norwest): amend or otherwise change its articles of incorporation or association or by-laws; issue or sell or authorize for issuance or sale, or grant any options, warrants, stock appreciation rights or similar rights or make other agreements with respect to the issuance or sale or conversion of, any shares of its capital stock, phantom shares or other share-equivalents, or any other of its securities, except that AMFED may issue shares of AMFED Common Stock upon the exercise of the option granted under the Stock Option Agreement or upon the exercise of outstanding stock options described in Schedule 4(b); authorize or incur any long-term debt (other than deposit liabilities and Federal Home Loan Bank advances incurred in the ordinary course of business, consistent with past practices); mortgage, pledge or subject to lien or other encumbrance any of its properties, except in the ordinary course of business; enter into or renew any material agreement, contract or commitment in excess of $100,000 except banking transactions in the ordinary course of business and in accordance with policies and procedures in effect on the date hereof; make any investments except investments made by bank subsidiaries in the ordinary course of business for terms of up to one year and in amounts of $100,000 or less; amend or terminate any Plan except as required by law; make any contributions to any Plan except as required by the terms of such Plan in effect as of the date hereof; declare, set aside, make or pay any dividend or other distribution with respect to its capital stock except any dividend declared by an AMFED Subsidiary's Board of Directors in accordance with applicable law and regulation provided, however, that between the date hereof and the Effective Date of the Merger, AMFED may declare and pay cash dividends on AMFED Common Stock in an amount not to exceed $.07 per share for the quarter ending September 30, 1995, payable in October, 1995, for the quarter ending December 31, 1995, payable in January, 1996, but prior to the Effective Date of the Merger, and, in the event the Effective Date of the Merger has not yet occurred, for the quarter ended March 31, 1996, payable in April, 1996, provided, further, that if the Effective Date of the Merger is after the record date for Norwest's regular first quarter Norwest Common Stock dividend ("Norwest Record Date"), AMFED may declare and pay a cash dividend on AMFED Common Stock, payable immediately prior to the Closing Date, in an amount not to exceed the difference between AMFED's December 31, 1995 dividend and the dividend shareholders of AMFED would have received on Norwest Common Stock issued in connection with the Merger if the Effective Date of the Merger had occurred immediately prior to the Norwest Record Date; redeem, purchase or otherwise acquire, directly or indirectly, any of the capital stock of AMFED; increase the compensation or benefits of any officers, directors or executive employees, except pursuant to existing compensation plans and practices; sell or otherwise dispose of any shares of the capital stock of any AMFED Subsidiary; or sell or otherwise dispose of any of its assets or properties other than in the ordinary course of business.

	(c) The Board of Directors of AMFED will duly call, and will cause to be held not later than twenty-five (25) business days following the effective date of the Registration Statement (defined in paragraph 4(d)) referred to in paragraph 5(c) hereof, a meeting of its shareholders and will direct that this Agreement and the Merger Agreement be submitted to a vote at such meeting. The Board of Directors of AMFED will (i) cause proper notice of such meeting to be given to its shareholders in compliance with the Nevada Business Corporation Act and other applicable law and regulation, and (ii) except to the extent, based on the advice of counsel, legally advisable for the discharge of the fiduciary duties of the Board of Directors of AMFED (A) recommend by the affirmative vote of the Board of Directors a vote in favor of approval of this Agreement and the Merger Agreement, and (B) use its best efforts to solicit from its shareholders proxies in favor thereof.

	(d) AMFED will furnish or cause to be furnished to Norwest all the information concerning AMFED and its subsidiaries required for inclusion in the Registration Statement (defined below) referred to in paragraph 5(c) hereof, or any statement or application made by Norwest to any governmental body in connection with the transactions contemplated by this Agreement. The annual and quarterly financial statements of AMFED and the AMFED Subsidiaries included in, or incorporated by reference in, the Registration Statement will comply as to form in all material respects with the applicable accounting requirements of the Securities Act and the published rules and regulations thereunder. Any financial statement for any fiscal year provided under this paragraph must include the audit opinion and the consent of Deloitte & Touche, LLP to use such opinion in such Registration Statement. None of the information regarding AMFED and the AMFED Subsidiaries supplied or to be supplied by AMFED for inclusion in
(i) a Registration Statement on Form S-4 to be filed with the SEC by Norwest for the purpose of registering the shares of Norwest Common Stock to be exchanged for shares of AMFED Common Stock pursuant to the provisions of the Merger Agreement (the "Registration Statement"), (ii) the proxy statement to be mailed to AMFED's shareholders in connection with the meeting to be called to consider the Merger (the "Proxy Statement") and (iii) any other documents to be filed with the SEC or any regulatory authority in connection with the transactions contemplated hereby or by the Merger Agreement will, at the respective times such documents are filed with the SEC or any regulatory authority and, in the case of the Registration Statement, when it becomes effective and, with respect to the Proxy Statement, when mailed, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the meeting of shareholders referred to in paragraph 4(c), be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for such meeting; provided, however, that the provisions of this paragraph shall not apply to statements in or omissions from the Registration Statement or Proxy Statement made in reliance upon or in conformity with information furnished by Norwest or any Norwest Subsidiary for use in the Registration Statement or Proxy Statement.

	(e) AMFED will cooperate with Norwest in the obtaining of all approvals of regulatory authorities, consents and other approvals required to carry out the transactions contemplated by this Agreement.

	(f) AMFED will use its best efforts to deliver to the Closing all opinions, certificates and other documents required to be delivered by it at the Closing.

	(g) AMFED will hold in confidence all documents and information concerning Norwest and its subsidiaries furnished to AMFED and its representatives in connection with the transactions contemplated by this Agreement and will not release or disclose such information to any other person, except as required by law and except to AMFED's outside professional advisers in connection with this Agreement, with the same undertaking from such professional advisers. If the transactions contemplated by this Agreement shall not be consummated, such confidence shall be maintained and such information shall not be used in competition with Norwest (except to the extent that such information can be shown to be previously known to AMFED, in the public domain, or later acquired by AMFED from other legitimate sources) and, upon request, all such documents, any copies thereof and extracts therefrom shall immediately thereafter be returned to Norwest.

	(h) Neither AMFED, nor any AMFED Subsidiary, nor any director, officer, representative or agent thereof, will, directly or indirectly, solicit, authorize the solicitation of or, except to the extent, based on the advice of counsel, legally advisable for the discharge of the fiduciary duties of the Board of Directors of AMFED, enter into any discussions with any corporation, partnership, person or other entity or group (other than Norwest) concerning any offer or possible offer (i) to purchase any shares of common stock, any option or warrant to purchase any shares of common stock, any securities convertible into any shares of such common stock, or any other equity security of AMFED or any AMFED Subsidiary, (ii) to make a tender or exchange offer for any shares of such common stock or other equity security, (iii) to purchase, lease or otherwise acquire the assets of AMFED or any AMFED Subsidiary except in the ordinary course of business, or (iv) to merge, consolidate or otherwise combine with AMFED or any AMFED Subsidiary. If any corporation, partnership, person or other entity or group makes an offer or inquiry to AMFED or any AMFED Subsidiary concerning any of the foregoing, AMFED or such AMFED Subsidiary will promptly disclose such offer or inquiry, including the terms thereof, to Norwest.

	(i) AMFED shall consult with Norwest as to the form and substance of any proposed press release or other proposed public disclosure of matters related to this Agreement or any of the transactions contemplated hereby.

	(j) AMFED and each AMFED Subsidiary will take all action necessary or required (i) to terminate or amend, if requested by Norwest, all qualified pension and welfare benefit plans to facilitate the merger of such plans with Norwest plans without gaps in coverage for participants in the plans and without duplication of costs caused by the continuation of such plans after and to the extent coverage is available under Norwest plans and to terminate all non-qualified benefit plans and compensation arrangements as of the Effective Date of the Merger, (ii) to amend the Plans to comply with the provisions of the TRA and regulations thereunder and other applicable law, and (iii) to submit application to the Internal Revenue Service for a favorable determination letter for each of the Plans which is subject to the qualification requirements of Section 401(a) of the Code prior to the Effective Date of the Merger.

	(k) Neither AMFED nor any AMFED Subsidiary shall take any action which with respect to AMFED would disqualify the Merger as a "pooling of interests" for accounting purposes.

	(l) AMFED shall use its best efforts to obtain and deliver at least 32 days prior to the Effective Date of the Merger signed representations substantially in the form attached hereto as Exhibit B to Norwest by each executive officer, director or shareholder of AMFED who may reasonably be deemed an "affiliate" of AMFED within the meaning of such term as used in Rule 145 under the Securities Act.

	(m) At the request of Norwest, effective as of December 31, 1995, or such later date specified by Norwest, AMFED shall establish such additional accruals and reserves as may be necessary to conform AMFED's accounting and credit loss reserve practices and methods to those of Norwest and Norwest's plans with respect to the conduct of AMFED's business following the Merger and to provide for the costs and expenses relating to the consummation by AMFED of the Merger and the other transactions contemplated by this Agreement; provided that AMFED shall not be required to take such action if all regulatory approvals as contemplated by paragraph 7(e) hereof shall not have been obtained by the specified effective date of such action.

	(n) AMFED shall obtain, at its sole expense (except as may be otherwise agreed to by Norwest and AMFED), Phase I environmental assessments for each branch facility and each non-residential OREO property. Oral reports of such environmental assessments shall be delivered to Norwest as soon as practicable, provided AMFED uses its best efforts to provide such reports no later than four (4) weeks and written reports shall be delivered to Norwest as soon as practicable, provided AMFED uses its best efforts to provide such reports no later than eight (8) weeks from the date of this Agreement. AMFED shall also obtain, at its sole expense (except as may be otherwise agreed to by Norwest and AMFED), Phase II environmental assessments for properties identified by Norwest on the basis of the results of such Phase I environmental assessments. AMFED shall obtain a survey and assessment of all potential asbestos containing material in owned or leased properties (other than OREO property) and a written report of the results shall be delivered to Norwest as soon as practicable, provided AMFED uses its best efforts to obtain a report within four (4) weeks of execution of the definitive agreement.

	(o) AMFED shall deliver any existing title insurance policies and boundary surveys for each branch facility and, upon request by Norwest, AMFED shall obtain, at its sole expense (except as may be otherwise agreed to by Norwest and AMFED), commitments for title insurance and boundary surveys for each such facility which shall be delivered to Norwest as soon as practiable, provided AMFED uses its best efforts to provide such policies and surveys no later than four (4) weeks from the date of request by Norwest.

	(p) AMFED shall take all action necessary to terminate the AMFED 1992 Stock Option Incentive Plan (the "Option Plan") to provide for the acceleration of the vesting rights of the options ("Options") issued thereunder to permit such Options to be immediately exercisable as provided in the Option Plan and to provide for the cancellation of any unexercised Options prior to the Effective Time of the Merger and, if necessary, shall obtain the written consent or acknowledgment of the holders of such Options to such termination in exchange for (i) the acceleration of such Options in accordance with the terms of the Option Plan and (ii) the exchange of such Options for shares of Norwest Common Stock as set forth in paragraph 1(a)(v).

	(q) AMFED shall terminate as of September 30, 1995, effective as of no later than December 31, 1995, that certain Lease and Administrative Services Agreement dated January 1, 1995, between Investors Financial Services, Inc. and Americorp Financial, Inc. ("IFS Agreement") and that certain Agreement dated December 1, 1994 between Americorp Financial, Inc. and Laughlin Group Advisors, Inc. ("Laughlin Agreement").

	(r)  Intentionally Omitted.

	(s) Subject to the terms and conditions herein provided, AMFED agrees to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement , the Merger Agreement and the Stock Option Agreement, including using all reasonable efforts to obtain all necessary waivers, consents and approvals, to effect all necessary registrations and filings (including, but not limited to, filings under the BHC Act, the SLHC Act and HSR Act and with all applicable governmental entities).

	(t) AMFED shall use its best efforts to amend the management employment agreements listed on Schedule 4(t)
("Management Agreements") to provide:

	(i) that, subject to paragraph 4(t)(ii) hereof, with respect to any AMFED employee who is a party to a Management Agreement (a "Management Employee") and who enters the Norwest benefit plans described in paragraph 8 hereof, the benefit continuation obligation in paragraph 9(g) of the Management Agreements may be satisfied by comparable Norwest benefit plans (to the extent maintained or offered by Norwest):

	(ii) that for any Management Employee who does not enter the Norwest benefit plans described in paragraph 8 hereof (or for any Management Employee described in paragraph 4(t)(i) whose employment with Norwest terminates prior to the expiration of the benefit continuation period specified in paragraph 9(g) of the Management Agreement) (a) the benefit continuation provisions of paragraph 9(g) of the Management Agreements may be satisfied by a cash payment to such Management Employee in an amount which, on an after-tax basis, is sufficient to cover the cost of obtaining, on an individual basis, comparable medical, dental, disability, life insurance and other AMFED employee welfare benefits at then prevailing premiums or costs for such Management Employee over the benefit continuation period, (b) the obligation to provide continued coverage under the AMFED pension plan and AMFED employee stock ownership plan may be satisfied by a cash payment equal to the contributions the Management Employee would have received under such plans (assuming 1995 compensation levels) over the benefit continuation period and (c) in lieu of unreduced pension benefits in the event of commencement of benefit payments prior to normal retirement age as specified in paragraph 9(g)(iv) of the Management Agreements, a cash payment shall be made to the Management Employee in an amount which is the actuarial equivalent of such benefit;

	(iii) that the obligations of Norwest under paragraph 4(t)(ii) may be satisfied, at Norwest's option, by the provision of benefits under comparable Norwest benefit plans (including through the extension of COBRA coverage for the 18 month period specified by COBRA at Norwest's expense) and that the obligation of Norwest to make cash payments to any Management Employee shall be reduced pro rata for the value of any comparable Norwest benefits received by such Management Employee or contributions made to any comparable benefit plans for such Management Employee; and

	(iv) that, notwithstanding anything to the contrary in the Management Agreements, the payments and benefits to be provided to any Management Employee under paragraph 9(g) of the Management Agreements shall be paid or provided over the minimum period (or otherwise made available) in such manner as is necessary to cause such payments and benefits not to constitute "excess parachute payments" for purposes of Section 280G of the Code.

	5. Covenants of Norwest. Norwest covenants and agrees with AMFED as follows:

	(a) From the date hereof until the Effective Time of the Merger, Norwest will maintain its corporate existence in good standing; conduct, and cause the Norwest Subsidiaries to conduct, their respective businesses in compliance with all material obligations and duties imposed on them by all laws, governmental regulations, rules and ordinances, and judicial orders, judgments and decrees applicable to Norwest or the Norwest Subsidiaries, their businesses or their properties; maintain all books and records of it and the Norwest Subsidiaries, including all financial statements, in accordance with the accounting principles and practices consistent with those used for the Norwest Financial Statements, except for changes in such principles and practices required under generally accepted accounting principles.

	(b) Norwest will furnish to AMFED all the information concerning Norwest required for inclusion in a proxy statement or statements to be sent to the shareholders of AMFED, or in any statement or application made by AMFED to any governmental body in connection with the transactions contemplated by this Agreement.

	(c) As promptly as practicable after the execution of this Agreement, Norwest will file with the SEC a registration statement on Form S-4 (the "Registration Statement") under the Securities
Act and any other applicable documents, relating to the shares of Norwest Common Stock to be delivered to the shareholders of AMFED pursuant to the Merger Agreement, and will use its best efforts to cause the Registration Statement to become effective. Each of Norwest and AMFED will notify the other promptly as is practicable of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the S-4 or Prospectus/Proxy Statement or for additional information and will supply the other with copies of all correspondence with the SEC or its staff with respect to the S-4 or the Prospectus/Proxy Statement. Whenever any event occurs which should be set forth in an amendment or supplement to the S-4 or the Prospectus/Proxy Statement, Norwest or AMFED, as the case may be, shall promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff, and/or mailing to stockholders of AMFED, of such amendment or supplement. At the time the Registration Statement becomes effective, the Registration Statement will comply in all material respects with the provisions of the Securities Act and the published rules and regulations thereunder, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not false or misleading, and at the time of mailing thereof to the AMFED shareholders, at the time of the AMFED shareholders' meeting referred to in paragraph 4(c) hereof and at the Effective Time of the Merger the prospectus included as part of the Registration Statement, as amended or supplemented by any amendment or supplement filed by Norwest (hereinafter the "Prospectus"), will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not false or misleading; provided, however, that none of the provisions of this subparagraph shall apply to statements in or omissions from the Registration Statement or the Prospectus made in reliance upon and in conformity with information furnished by AMFED or any AMFED subsidiary for use in the Registration
Statement or the Prospectus.

	(d) Norwest will file all documents required to be filed to list the Norwest Common Stock to be issued pursuant to the Merger
Agreement on the New York Stock Exchange and the Chicago Stock
Exchange and use its best efforts to effect said listings.

	(e) The shares of Norwest Common Stock to be issued by Norwest to the shareholders of AMFED pursuant to this Agreement and the Merger Agreement will, upon such issuance and delivery to said shareholders pursuant to the Merger Agreement, be duly authorized, validly issued, fully paid and nonassessable. The shares of Norwest Common Stock to be delivered to the shareholders of AMFED pursuant to the Merger Agreement are and will be free of any preemptive rights of the stockholders of Norwest.

	(f) Norwest will file all documents required to obtain, prior to the Effective Time of the Merger, all necessary Blue Sky permits and approvals, if any, required to carry out the transactions contemplated by this Agreement, will pay all expenses incident thereto and will use its best efforts to obtain such permits and approvals.

	(g) Norwest will take all necessary corporate and other action and file all documents required to obtain and will use its best efforts to obtain all approvals of regulatory authorities, consents and approvals required of it to carry out the transactions contemplated by this Agreement and will cooperate with AMFED to obtain all such approvals and consents required by AMFED.

	(h) Norwest will hold in confidence all documents and information concerning AMFED and AMFED's Subsidiaries furnished to it and its representatives in connection with the transactions contemplated by this Agreement and will not release or disclose such information to any other person, except as required by law and except to its outside professional advisers in connection with this Agreement, with the same undertaking from such professional advisers. If the transactions contemplated by this Agreement shall not be consummated, such confidence shall be maintained and such information shall not be used in competition with AMFED (except to the extent that such information can be shown to be previously known to Norwest, in the public domain, or later acquired by Norwest from other legitimate sources) and, upon request, all such documents, copies thereof or extracts therefrom shall immediately thereafter be returned to AMFED.

	(i) Norwest will file any documents or agreements required to be filed in connection with the Merger under the Nevada
Business Corporation Act.

	(j) Norwest will use its best efforts to deliver to the Closing all opinions, certificates and other documents required to be delivered by it at the Closing.

	(k) Norwest shall consult with AMFED as to the form and substance of any proposed press release or other proposed public disclosure of matters related to this Agreement or any of the transactions contemplated hereby.

	(l) Norwest shall give AMFED prompt notice of receipt of the regulatory approvals referred to in paragraph 7(e) and shall provide AMFED with copies of any written comments by any regulatory authorities regarding the relating to the non-confidential portions of the regulatory applications filed in connection with the transactions contemplated hereby.

	(m) Neither Norwest nor any Norwest Subsidiary shall take any action which with respect to Norwest would disqualify the Merger as a "pooling of interests" for accounting purposes.

	(n) For a period not exceeding fifteen days prior to the mailing of the Proxy Statement referred to in paragraph 4(c) and prior to the Closing Date, Norwest will permit AMFED and its representatives to examine its books, records and properties and interview officers, employees and agents of Norwest at all reasonable times when it is open for business. No such examination by AMFED or its representatives shall in any way affect, diminish or terminate any of the representations, warranties or covenants of Norwest herein expressed.

	(o) Subject to the terms and conditions herein provided, Norwest agrees to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement , the Merger Agreement and the Stock Option Agreement, including using all reasonable efforts to obtain all necessary waivers, consents and approvals, to effect all necessary registrations and filings (including, but not limited to, filings under the BHC Act the SLHC Act and HSR Act and with all applicable governmental entities).

	(p) With respect to the indemnification of officers and directors and officers' and directors' insurance, Norwest agrees as follows:

	(i) For a period of six (6) years from the Effective Time of the Merger, Norwest shall ensure that all rights to indemnification and all limitations of liability existing in favor of any person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time of the Merger, a director or officer of AMFED or any AMFED Subsidiary, (the "Indemnified Parties") in AMFED's Articles of Incorporation or By-laws or similar governing documents of any AMFED Subsidiary, as applicable in the particular case and as in effect on the date hereof, shall, with respect to claims arising from facts or events that occurred before the Effective Time of the Merger, survive the Merger and shall continue in full force and effect. Nothing contained in this paragraph 5(p)(i) shall be deemed to preclude the liquidation, consolidation or merger of AMFED or any AMFED Subsidiary, in which case all of such rights to indemnification and limitations on liability shall be deemed to so survive and continue as contractual rights notwithstanding any such liquidation or consolidation of merger; provided, however, that in the event of liquidation or sale of substantially all of the assets of AMFED, Norwest shall guarantee, to the extent of the net asset value of AMFED or any AMFED Subsidiary as of the Effective Date of the Merger, the indemnification obligations of AMFED or any AMFED Subsidiary to the extent of the above mentioned indemnification obligations of AMFED and the AMFED Subsidiaries described above. Notwithstanding anything to the contrary contained in this paragraph
5(p)(i), nothing contained herein shall require Norwest to indemnify any person who was a director or officer of AMFED or any AMFED Subsidiary to a greater extent than AMFED or any AMFED Subsidiary is, as of the date of this Agreement, required to indemnify any such person; and

	(ii)  any Indemnified Party wishing to claim
indemnification under paragraph 5(p)(i), upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Norwest thereof, but the failure to so notify shall not relieve Norwest of any liability it may have to such Indemnified Party. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time of the Merger),
(A) Norwest shall have the right to assume the defense thereof and Norwest shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Norwest elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between Norwest and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Norwest shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that Norwest shall be obligated pursuant to this subparagraph (ii) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest and
(B) the Indemnified Parties shall cooperate in the defense of any such matter.

	(iii) for a period of three years after the Effective Time of the Merger, Norwest shall use all reasonable efforts to cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by AMFED (provided that Norwest may substitute therefor policies of at least the same coverage and amount containing terms and conditions which are substantially no less advantageous) with respect to claims arising from facts or events which occurred before the Effective Time of the Merger; provided, however, that in no event shall Norwest be obligated to expend, in order to maintain or provide insurance coverage pursuant to this paragraph 5(p)(iii), any amount in excess of 150% of the amount of the annual payments paid as of the date hereof by AMFED (the "Maximum Amount") and provided further that, prior to the Effective Time, AMFED shall notify the appropriate directors' and officers' liability insurers of the Merger and of all pending or threatened claims, actions, suits, proceedings or investigations asserted or claimed against any Indemnified Party, or circumstances likely to give rise thereto, in accordance with terms and conditions of the applicable policies. If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Norwest shall use reasonable efforts to maintain the most advantageous policies of directors' and officers' insurance obtainable for a premium equal to the Maximum Amount:

	(iv)  if Norwest or any of its successors or assigns
(A) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (B) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then and in each such case, proper provision shall be made so that the successors and assigns of Norwest shall assume the obligations set forth in this paragraph 5(p); and

	(v) the provisions of this paragraph 5(p) are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

	6. Conditions Precedent to Obligation of AMFED. The obligation of AMFED to effect the Merger shall be subject to the satisfaction at or before the Time of Filing of the following further conditions, which may be waived in writing by AMFED:

	(a) Except as they may be affected by transactions contemplated hereby and except to the extent such representations and warranties are by their express provisions made as of a specified date and except for activities or transactions after the date of this Agreement made in the ordinary course of business and not expressly prohibited by this Agreement, the representations and warranties contained in paragraph 3 hereof shall be true and correct in all respects material to Norwest and its subsidiaries taken as a whole as if made at the Time of Filing.

	(b) Norwest shall have, or shall have caused to be, performed and observed in all material respects all covenants, agreements and conditions hereof to be performed or observed by it and Merger Co. at or before the Time of Filing.

	(c) AMFED shall have received a favorable certificate, dated as of the Effective Date of the Merger, signed by the Chairman, the President or any Executive Vice President or Senior Vice President and by the Secretary or Assistant Secretary of Norwest, as to the matters set forth in subparagraphs (a) and (b) of this paragraph 6.

	(d) This Agreement and the Merger Agreement shall have been approved by the affirmative vote of the holders of the percentage of the outstanding shares of AMFED required for approval of a plan of merger in accordance with the provisions of AMFED's Articles of Incorporation and the Nevada Business Corporation Act.

	(e) Norwest shall have received approval by the Federal Reserve Board and the OTS and by such other governmental agencies as may be required by law of the transactions contemplated by this Agreement and the Merger Agreement and all waiting and appeal periods prescribed by applicable law or regulation shall have expired.

	(f) No court or governmental authority of competent jurisdiction shall have issued an order restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement.

	(g) The shares of Norwest Common Stock to be delivered to the stockholders of AMFED pursuant to this Agreement and the Merger Agreement shall have been authorized for listing on the New York Stock Exchange and the Chicago Stock Exchange.

	(h) AMFED shall have received an opinion, dated the Closing Date, of counsel to AMFED, substantially to the effect that, for federal income tax purposes: (i) the Merger will constitute a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code; (ii) no gain or loss will be recognized by the holders of AMFED Common Stock upon receipt of Norwest
Common Stock except for cash received in lieu of fractional shares; (iii) the basis of the Norwest Common Stock received by the shareholders of AMFED will be the same as the basis of AMFED Common Stock exchanged therefor; and (iv) the holding period of the shares of Norwest Common Stock received by the shareholders of AMFED will include the holding period of the AMFED Common Stock, provided such shares of AMFED Common Stock were held as a capital asset as of the Effective Time of the Merger.

	(i) The Registration Statement (as amended or supplemented) shall have become effective under the Securities Act and shall not be subject to any stop order, and no action, suit, proceeding or investigation by the SEC to suspend the effectiveness of the Registration Statement shall have been initiated and be continuing, or have been threatened and be unresolved. Norwest shall have received all state securities law or blue sky authorizations necessary to carry out the transactions contemplated by this Agreement.

	(j) Prior to the mailing of the Proxy Statement referred to in paragraph 4(c), AMFED and the Board of Directors of AMFED shall have received an opinion of its financial advisor addressed to AMFED and the Board of Directors of AMFED, and for their exclusive benefit, for inclusion in said Proxy Statement and dated effective as of the date of mailing of such Proxy Statement, based on such matters as AMFED deems appropriate or necessary, to the effect that the consideration to be received by stockholders of AMFED pursuant to the Merger is fair from a financial point of view. AMFED shall promptly provide a copy of such opinion to Norwest upon receipt.

	7. Conditions Precedent to Obligation of Norwest. The obligation of Norwest to effect the Merger shall be subject to the satisfaction at or before the Time of Filing of the following conditions, which may be waived in writing by Norwest:

	(a) Except as they may be affected by transactions contemplated hereby and except to the extent such representations and warranties are by their express provisions made as of a specified date and except for activities or transactions or events occurring after the date of this Agreement made in the ordinary course of business and not expressly prohibited by this Agreement, the representations and warranties contained in paragraph 2 hereof shall be true and correct in all respects material to AMFED and the AMFED Subsidiaries taken as a whole as if made at the Time of Filing.

	(b) AMFED shall have, or shall have caused to be, performed and observed in all material respects all covenants, agreements and conditions hereof to be performed or observed by it at or before the Time of Filing.

	(c) This Agreement and the Merger Agreement shall have been approved by the affirmative vote of the holders of the percentage of the outstanding shares of AMFED required for approval of a plan of merger in accordance with the provisions of AMFED's Articles of Incorporation and the Nevada Business Corporation Act.

	(d) Norwest shall have received a favorable certificate dated as of the Effective Date of the Merger signed by the Chairman or President and by the Secretary or Assistant Secretary of AMFED, as to the matters set forth in subparagraphs (a) through
(c) of this paragraph 7.

	(e) Norwest shall have received approval by all governmental agencies as may be required by law of the transactions contemplated by this Agreement and the Merger Agreement and all waiting and appeal periods prescribed by applicable law or regulation shall have expired. No approvals, licenses or consents granted by any regulatory authority shall contain any condition or requirement relating to AMFED or any AMFED Subsidiary that, in the good faith judgment of Norwest, is unreasonably burdensome to Norwest; provided, however, that standard conditions or requirements that are applicable to approvals of applications by a bank holding company to acquire a savings and loan holding company generally shall not be deemed unreasonably burdensome.

	(f) AMFED and each AMFED Subsidiary shall have obtained any and all material consents or waivers from other parties to loan agreements, leases or other contracts material to AMFED's or such subsidiary's business required for the consummation of the Merger, and AMFED and each AMFED Subsidiary shall have obtained any and all material permits, authorizations, consents, waivers and approvals required for the lawful consummation by it of the Merger.

	(g) No court or governmental authority of competent jurisdiction shall have issued an order restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement.

	(h) The Merger shall qualify as a "pooling of interests" for accounting purposes and Norwest shall have received from Deloitte & Touche, LLP an opinion to the effect that the activities of AMFED would not preclude the Merger from being accounted for as a pooling of interests.

	(i) At any time since the date hereof the total number of shares of AMFED Common Stock outstanding and subject to issuance upon exercise (assuming for this purpose that phantom shares and other share-equivalents constitute AMFED Common Stock) of all warrants, options, conversion rights, phantom shares or other share-equivalents, other than any option held by Norwest, shall not have exceeded 6,327,054.

	(j) The Registration Statement (as amended or supplemented) shall have become effective under the Securities Act and shall not be subject to any stop order, and no action, suit, proceeding or investigation by the SEC to suspend the effectiveness of the Registration Statement shall have been initiated and be continuing, or have been threatened or be unresolved. Norwest shall have received all state securities law or blue sky authorizations necessary to carry out the transactions contemplated by this Agreement.

	(k)  Intentionally omitted.

	(l)  Intentionally omitted.

	(m) There shall be no reasonable basis for any proceeding, claim or action of any nature seeking to impose, or that could result in the imposition on AMFED or any AMFED Subsidiary of, any liability relating to the release of hazardous substances as defined under any local, state or federal environmental statute, regulation or ordinance including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980 as amended, which has had or could reasonably be expected to have a material adverse effect upon AMFED and its subsidiaries taken as a whole.

	(n) AMFED shall have terminated the Option Plan and all outstanding Options shall have been exercised or canceled as required in paragraph 4(p).

	(o) AMFED shall have terminated the IFS Agreement and the Laughlin Agreement as provided in paragraph 4(q).

	(p) The management employment agreements listed on Schedule 4(t) shall have been amended as required by paragraph 4(t).

	(q) AMFED shall have accrued or paid by no later than December 31, 1995, but in any event shall have, prior to the Closing Date, paid to employees of AMFED the amount of accrued but untaken carryover vacation to which AMFED's employees are entitled under AMFED's vacation policy.

	(r) AMFED shall have established the accruals and reserves described in paragraph 4(m) hereof.

	8. Employee Benefit Plans. Each person who is an employee of AMFED or any AMFED Subsidiary as of the Effective Date of the Merger ("AMFED Employees") shall be eligible for participation in the employee welfare and retirement plans of Norwest, as in effect from time to time, as follows:

	(a) Employee Welfare Benefit Plans. Each AMFED employee shall be eligible for participation in the employee welfare benefit plans of Norwest listed below subject to any eligibility requirements applicable to such plans (but not subject to any pre-existing conditions or exclusions except for the Norwest Long Term Care Plan) and shall enter each plan not later than the first day of the calendar quarter which begins at least 32 days after the Effective Date of the Merger, provided, however, that until the effective date of coverage for AMFED Employees under the Norwest employee welfare benefit plans listed below, the employee welfare benefit plans of AMFED, as in effect prior to the Effective Date of the Merger, shall be maintained for the benefit of AMFED Employees on the terms and conditions previously in effect, including with respect to employer contributions, to ensure that no gap in coverage occurs:

	Medical Plan
	Dental Plan
	Vision Plan
	Short Term Disability Plan
	Long Term Disability Plan
	Long Term Care Plan
	Flexible Benefits Plan
	Basic Group Life Insurance Plan
	Group Universal Life Insurance Plan
	Dependent Group Life Insurance Plan
	Business Travel Accident Insurance Plan
	Accidental Death and Dismemberment Plan
	Severance Pay Plan
	Vacation Program

For the purpose of determining each AMFED Employee's benefit for the year in which the Merger occurs under the Norwest vacation program, vacation taken by an AMFED Employee in the year in which the Merger occurs will be deducted from the total Norwest benefit. After the Effective Date of the Merger, AMFED Employees will be subject to Norwest's Vacation Program in accordance with the terms of that Program, with full credit for years of past service to AMFED and the AMFED Subsidiaries. For purposes of the Short Term Disability Plan and Severance Policy, AMFED Employees will receive full credit for years of past service with AMFED and the AMFED Subsidiaries. Each AMFED Employee whose employment is terminated on or after the Effective Date of the Merger shall be eligible to receive benefits under the Norwest Severance Pay Plan on the terms and conditions stated therein with full credit for years of past service with AMFED and the AMFED Subsidiaries.

AMFED Employees shall not be entitled to past service credit with regard to retiree medical benefits.

	(b)  Employee Retirement Benefit Plans.

Each AMFED Employee shall be eligible for participation in the Norwest Savings-Investment Plan (the "SIP"), subject to any eligibility requirements applicable to the SIP (with full credit for years of past service to AMFED and the AMFED Subsidiaries to the extent such service was credited in the AMFED ESOP for the purpose of satisfying any eligibility and vesting periods applicable to SIP), and shall enter the SIP not later than the first day of the calendar quarter which begins at least 32 days after the Effective Date of the Merger.

Each AMFED Employee shall be eligible for participation in the Norwest Pension Plan under the terms thereof with full credit for years of past service to AMFED and the AMFED Subsidiaries to the extent such service was credited in the AMFED Pension Plan for the purpose of satisfying any eligibility and vesting periods applicable to the Norwest Pension Plan (but not for benefit purposes).

	9.  Termination of Agreement.

	(a) This Agreement may be terminated at any time prior to the Time of Filing:

		(i)  by mutual written consent of the parties hereto;
or

		(ii) by either of the parties hereto upon written notice to the other party if the Merger shall not have been consummated by June 30, 1996 unless such failure of consummation shall be due to the failure of the party seeking to terminate to perform or observe in all material respects the covenants and agreements hereof to be performed or observed by such party; or

		(iii) by AMFED or Norwest upon written notice to the other party if any court or governmental authority of competent jurisdiction shall have issued a final order restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement;

		(iv) by AMFED, within five business days after the end of the "Termination Measurement Period" (defined below), if both of the following conditions are satisfied:

		(A)  the Termination Measurement Price
multiplied by the applicable A Exchange Ratio, B
Exchange Ratio, C Exchange Ratio or D Exchange Ratio is less than $31.00; and

	(B) Norwest, in its sole discretion, does not elect, by written notice delivered to AMFED within five business days after the end of the Termination
Measurement Period, to adjust the number of shares of Norwest Common Stock to be received in exchange for each share of AMFED Common Stock tothe E Exchange
Ratio; or

	(v) by Norwest, if the Board of Directors of AMFED does not publicly recommend in the Proxy Statement that the holders of the AMFED Common Stock approve and adopt this Agreement, or if after recommending in the Proxy Statement that stockholders approve and adopt this Agreement, the Board of Directors of AMFED shall have withdrawn, modified or amended such recommendation in any respect materially adverse to Norwest.

	(vi) For purposes of the foregoing, the "Termination Measurement Price" is defined as the average of the closing prices of a share of Norwest Common Stock as reported on the consolidated tape of the New York Stock Exchange during the Termination Measurement Period, which is defined as the period of ten trading days ending on the day occurring five business days immediately preceding the Closing Date.

	(b) Termination of this Agreement under this paragraph 9 shall not release, or be construed as so releasing, either party hereto from any liability or damage to the other party hereto arising out of the breaching party's wilful and material breach of the warranties and representations made by it, or wilful and material failure in performance of any of its covenants, agreements, duties or obligations arising hereunder, and the obligations under paragraphs 4(g), 5(h) and 10 shall survive such termination.

	10. Expenses. Except as otherwise provided, all expenses in connection with this Agreement and the transactions contemplated hereby, including without limitation legal and accounting fees, incurred by AMFED and AMFED Subsidiaries shall be borne by AMFED, and all such expenses incurred by Norwest shall be borne by Norwest.

	11. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, but shall not be assignable by either party hereto without the prior written consent of the other party hereto.

	12. Third Party Beneficiaries. Each party hereto intends that, except as otherwise provided or contemplated herein, this Agreement shall not benefit or create any right or cause of action in or on behalf of any person other than the parties hereto.

	13. Notices. Any notice or other communication provided for herein or given hereunder to a party hereto shall be in writing and shall be delivered in person or shall be mailed by first class registered or certified mail, postage prepaid, addressed as follows:

		If to Norwest:

			Norwest Corporation
			Sixth and Marquette
			Minneapolis, Minnesota  55479-1026
			Attention:  Secretary

		If to AMFED:

Breyer & Aguggia
601 13th Street N.W.
Suite 1120 South
Washington, D.C.  20005
Attention:  John F. Breyer, Jr.

or to such other address with respect to a party as such party shall notify the other in writing as above provided.

	14. Complete Agreement. This Agreement and the Merger Agreement contain the complete agreement between the parties hereto with respect to the Merger and other transactions contemplated hereby and supersede all prior agreements and understandings between the parties hereto with respect thereto.

	15. Captions. The captions contained in this Agreement are for convenience of reference only and do not form a part of this Agreement.

	16. Waiver and Other Action. Either party hereto may, by a signed writing, give any consent, take any action pursuant to paragraph 9 hereof or otherwise, or waive any inaccuracies in the representations and warranties by the other party and compliance by the other party with any of the covenants and conditions herein.

	17. Amendment. At any time before the Time of Filing, the parties hereto, by action taken by their respective Boards of Directors or pursuant to authority delegated by their respective Boards of Directors, may amend this Agreement; provided, however, that no amendment after approval by the shareholders of AMFED shall be made which changes in a manner adverse to such shareholders the consideration to be provided to said shareholders pursuant to this Agreement and the Merger Agreement.

	18. Governing Law. This Agreement shall be construed and enforced in accordance with the laws of the State of Minnesota.

	19. Non-Survival of Representations and Warranties. No representation or warranty contained in the Agreement or the Merger Agreement shall survive the Merger or except as set forth in paragraph 9(b), the termination of this Agreement. Paragraph 10 shall survive the Merger. This paragraph shall not apply to covenants and agreements which by their terms are intended to be performed after the Effective Time of the Merger.

	20. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall constitute but one instrument.

	IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.


NORWEST CORPORATION                 AMFED FINANCIAL, INC.


By:  /s/ Les Biller	                By:    /s/ E. R. Houston
Its: Executive Vice President		     Its:   Chief Executive Officer


EXHIBIT 2
STOCK OPTION AGREEMENT


	STOCK OPTION AGREEMENT, dated as of the 22nd day of July, 1995 (this "Agreement"), between Norwest Corporation, a Delaware corporation ("Grantee"), and AMFED Financial, Inc., a Nevada corporation ("Issuer").

WITNESSETH:

	WHEREAS, Grantee and Issuer are entering into an Agreement and Plan of Reorganization, dated as of the 21st day of July, 1995 (the "Plan"), which is being executed by the parties hereto simultaneously with the execution of this Agreement;

	WHEREAS, as a condition and inducement to Grantee's entering into the Plan and in consideration therefor, Issuer has agreed to grant Grantee the Option (as defined below); and

	WHEREAS, capitalized terms used herein shall have the same meanings given them in the Plan;

	NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Plan, the parties hereto agree as follows:

		SECTION 1.	Issuer hereby grants to Grantee an
unconditional, irrevocable option (the "Option") to purchase, subject to the terms hereof, up to 1,171,798 fully paid and nonassessable shares of Issuer's Common Stock, $.01 par value ("Common Stock"), at a price per share equal to $26.00 per share (the "Initial Price"); provided, however, that in the event Issuer issues or agrees to issue (other than pursuant to options to issue Common Stock in effect as of the date hereof) any shares of Common Stock at a price less than the Initial Price (as adjusted pursuant to Section 5(b)), such price shall be equal to such lesser price (such price, as adjusted as hereinafter provided, the "Option Price"). The number of shares of Common Stock that may be received upon the exercise of the Option and the Option Price are subject to adjustment as herein set forth.

		SECTION 2.	(a)	Grantee may exercise the Option, in
whole or part, at any time and from time to time following the occurrence of a Purchase Event (as defined below); provided that the Option shall terminate and be of no further force and effect upon the earliest to occur of (i) the time immediately prior to the Effective Time, (ii) 9 months after the first occurrence of a Purchase Event, (iii) 15 months after termination of the Plan following the occurrence of a Preliminary Purchase Event (as defined below), (iv) termination of the Plan in accordance with the terms thereof prior to the occurrence of a Purchase Event or a Preliminary Purchase Event (other than a termination of the Plan by Grantee pursuant to paragraph 9 (a) (ii) due to the failure of Issuer to perform or observe in all material respects the covenants and agreements to be performed or observed by Issuer or pursuant to paragraph 9(a)(v) thereof, or (v) 15 months after the termination of the Plan by Grantee pursuant to paragraph 9(a) (ii) due to the failure of Issuer to perform or observe in all material respects the covenants and agreements to be performed or observed by Issuer or pursuant to paragraph 9(a)(v) thereof. The events described in clauses (i) - (v) in the preceding sentence are hereinafter collectively referred to as an "Exercise Termination
Event."

		(b)	The term "Preliminary Purchase Event" shall mean
any of the following events or transactions occurring after the date hereof:

	(i)	Issuer or any of its subsidiaries (each an
"Issuer Subsidiary") without having received Grantee's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as defined below) with any person (the term "person" for purposes of this Agreement having the meaning assigned thereto in Sections 3 (a) (9) and 13 (d) (3) of the Securities Exchange Act of 1934 and the rules and regulations thereunder (the "Securities Exchange Act")) other than Grantee or any of its subsidiaries (each a "Grantee Subsidiary") or the Board of Directors of Issuer shall have recommended that the shareholders of Issuer approve or accept any Acquisition Transaction with any person other than Grantee or any Grantee Subsidiary. For purposes of this Agreement, "Acquisition Transaction" shall mean (x) a merger or consolidation, or any similar transaction, involving Issuer or any of Issuer's subsidiaries, (y) a purchase, lease or other acquisition of all or substantially all of the assets of Issuer or any subsidiary or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of Issuer or any Issuer Subsidiary; provided that the term "Acquisition Transaction" does not include any internal merger or consolidation involving only Issuer and/or Issuer Subsidiaries; or

	(ii)	Any person (other than Grantee or any Grantee
Subsidiary) shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of Common Stock (the term "beneficial ownership" for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the Securities Exchange Act, and the rules and regulations thereunder); or

	(iii)	Any person other than Grantee or any Grantee
Subsidiary shall have commenced (as such term is defined in Rule 14d-2 under the Exchange Act) or shall have filed a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to, a tender offer or exchange offer to purchase any shares of Issuer Common Stock such that, upon consummation of such offer, such person would own or control 20% or more of the then outstanding shares of Issuer Common Stock (such an offer being referred to herein as a "Tender Offer" or an "Exchange Offer", respectively); or

	(iv)	After a proposal is made by a third party to
Issuer or its shareholders to engage in an Acquisition Transaction, Issuer shall have breached any covenant or obligation contained in the Plan and such breach would entitle Grantee to terminate the Plan or the Board of Directors of Issuer does not recommend that the stockholders of Issuer approve the Plan or the holders of Issuer Common Stock shall not have approved the Plan at the meeting of such stockholders held for the purpose of voting on the Plan, such meeting shall not have been held or shall have been cancelled prior to termination of the Plan or Issuer's Board of Directors shall have withdrawn or modified in a manner adverse to Grantee the recommendation of Issuer's Board of Directors with respect to the Plan; or

	(v)	If the Board of Directors of Issuer does not
publicly recommend in the Proxy Statement that the holders of the Issuer Common Stock approve and adopt the Plan, or shall have withdrawn, modified or amended such recommendation in any respect materially adverse to Grantee; or

	(vi)	Any person other than Grantee or any Grantee
Subsidiary, other than in connection with a transaction to which Grantee has given its prior written consent, shall have filed an application or notice with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), the Office of Thrift Supervision (the "OTS") or other governmental authority or regulatory or administrative agency or commission (each, a "Governmental Authority") for approval to engage in an Acquisition Transaction; or

		(c)	The term "Purchase Event" shall mean either of
the following events or transactions occurring after the date hereof:

	(i)	The acquisition by any person other than Grantee
or any Grantee Subsidiary of beneficial ownership of 20% or more of the then outstanding Common Stock; or

	(ii)	The occurrence of a Preliminary Purchase Event
described in Section 2(b)(i) except that the percentage referred to in clause (z) shall be 20%.

		(d)	Issuer shall notify Grantee promptly in writing
of the occurrence of any Purchase Event; provided, however, that the giving of such notice by Issuer shall not be a condition to the right of Grantee to exercise the Option.

		(e)	In the event that Grantee is entitled to and
wishes to exercise the Option, it shall send to Issuer a written notice (the "Option Notice" and the date of which being hereinafter referred to as the "Notice Date") specifying (i) the total number of shares of Common Stock it will purchase pursuant to such exercise and (ii) a period of time (that shall not be less than three business days nor more than thirty business days) running from the Notice Date (the "Closing Date") and a place at which the closing of such purchase shall take place; provided, that, if prior notification to or approval of the Federal Reserve Board, the OTS or any other governmental authority is required in connection with such purchase (each, a "Notification" or an "Approval," as the case may be), (a) Grantee shall promptly file the required notice or application for approval ("Notice/Application"), (b) Grantee shall expeditiously process the Notice/Application and (c) for the purpose of determining the Closing Date pursuant to clause (ii) of this sentence, the period of time that otherwise would run from the Notice Date shall instead run from the later of (x) in connection with any Notification, the date on which any required notification periods have expired or been terminated and (y) in connection with any Approval, the date on which such approval has been obtained and any requisite waiting period or periods shall have expired. For purposes of Section 2(a), any exercise of the Option shall be deemed to occur on the Notice Date relating thereto. On or prior to the Closing Date, Grantee shall have the right to revoke its exercise of the Option in the event that the transaction constituting a Purchase Event that gives rise to such right to exercise shall not have been consummated.

		(f)	At the closing referred to in Section 2(d),
Grantee shall pay to Issuer the aggregate purchase price for the shares of Common Stock specified in the Option Notice in immediately available funds by wire transfer to a bank account designated by Issuer; provided, however, that failure or refusal of Issuer to designate such a bank account shall not preclude Grantee from exercising the Option.

		(g)	At such closing, simultaneously with the
delivery of immediately available funds as provided in Section 2(e), Issuer shall deliver to Grantee a certificate or certificates representing the number of shares of Common Stock specified in the Option Notice and, if the Option should be exercised in part only, a new Option evidencing the rights of Grantee thereof to purchase the balance of the shares of Common Stock purchasable hereunder.

		(h)	Certificates for Common Stock delivered at a
closing hereunder shall be endorsed with a restrictive legend substantially as follows:

The transfer of the shares represented by this certificate is subject to resale restrictions arising under the Securities Act of 1933, as amended, and to certain provisions of an agreement between Norwest
Corporation and AMFED Financial, Inc.
("Issuer") dated as of the _____ day of July, 1995. A copy of such agreement is on file at the principal office of Issuer and will be provided to the holder hereof without charge upon receipt by Issuer of a written request therefor.

It is understood and agreed that: (i) the reference to the resale restrictions of the Securities Act in the above legend shall be removed by delivery of substitute certificate(s) without such reference if Grantee shall have delivered to Issuer a copy of a letter from the staff of the Securities and Exchange Commission (the "SEC"), or an opinion of counsel, in form and substance satisfactory to Issuer, to the effect that such legend is not required for purposes of the Securities Act; (ii) the reference to the provisions of this Agreement in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the shares have been sold or transferred in compliance with the provisions of this Agreement and under circumstances that do not require the retention of such reference; and (iii) the legend shall be removed in its entirety if the conditions in the preceding clauses (i) and (ii) are both satisfied. In addition, such certificates shall bear any other legend as may be required by law.

		(i)	Upon the giving by Grantee to Issuer of an
Option Notice and the tender of the applicable purchase price in immediately available funds on the Closing Date, Grantee shall be deemed to be the holder of record of the number of shares of Common Stock specified in the Option Notice, notwithstanding that the stock transfer books of Issuer shall then be closed or that certificates representing such shares of Common Stock shall not then actually be delivered to Grantee. Issuer shall pay all expenses and any and all United States federal, state and local taxes and other charges that may be payable in connection with the preparation, issue and delivery of stock certificates under this
Section 2 in the name of Grantee.

		SECTION 3.	Issuer agrees:   (i) that it shall at all
times until the termination of this Agreement have reserved for issuance upon the exercise of the Option that number of authorized and reserved shares of Common Stock equal to the maximum number of shares of Common Stock at any time and from time to time issuable hereunder, all of which shares will, upon issuance pursuant hereto, be duly authorized, validly issued, fully paid, nonassessable, and delivered free and clear of all claims, liens, encumbrances and security interests and not subject to any preemptive rights; (ii) that it will not, by amendment of its certificate of incorporation or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by Issuer; (iii) promptly to take all action as may from time to time be required (including
(x) complying with all premerger notification, reporting and waiting period requirements specified in 15 U.S.C. Section 18a and regulations promulgated thereunder and (y) in the event, under the Bank Holding Company Act of 1956, as amended ("BHC Act"), the
Savings and Loan Holding Company Act, as amended (the "SLHC Act") or any other federal or state banking law, prior approval of or notice to the Federal Reserve Board or OTS or to any other
Governmental Authority is necessary before the Option may be exercised, cooperating with Grantee in preparing such applications or notices and providing such information to each such Governmental Authority as it may require) in order to permit
Grantee to exercise the Option and Issuer duly and effectively to issue shares of Common Stock pursuant hereto; and (iv) to take all action provided herein to protect the rights of Grantee against dilution.

		SECTION 4.	This Agreement (and the Option granted
hereby) are exchangeable, without expense, at the option of Grantee, upon presentation and surrender of this Agreement at the principal office of Issuer, for other agreements providing for Options of different denominations entitling the holder thereof to purchase, on the same terms and subject to the same conditions as are set forth herein, in the aggregate the same number of shares of Common Stock purchasable hereunder. The terms "Agreement" and "Option" as used herein include any agreements and related options for which this Agreement (and the Option granted hereby) may be exchanged. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of Issuer, whether or not the Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

		SECTION 5.	The number of shares of Common Stock
purchasable upon the exercise of the Option shall be subject to adjustment from time to time as follows:

	(a)	In the event of any change in the Common Stock
(other than pursuant to the Option) by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares, exercise of options or warrants (other than the Option), or the like, the type and number of shares of Common Stock purchasable upon exercise hereof shall be appropriately adjusted and proper provision shall be made so that, in the event that any additional shares of Common
Stock are to be issued or otherwise to become outstanding as a result of any such change (other than pursuant to an exercise of the Option), the number of shares of Common
Stock that remain subject to the Option shall be increased so that after such change, the Option equals 19.9% of the number of shares of Common Stock then issued and outstanding.

	(b)	Whenever the number of shares of Common Stock
purchasable upon exercise hereof is adjusted as provided in this Section 5, the Option Price shall be adjusted by multiplying the Option Price by a fraction, the numerator of which shall be equal to the number of shares of Common Stock purchasable prior to the adjustment and the denominator of which shall be equal to the number of shares of Common Stock purchasable after the adjustment.

		SECTION 6.	(a)	Upon the occurrence of a Purchase
Event that occurs prior to an Exercise Termination Event, Issuer shall, at the request of Grantee made within three years of a Purchase Event (whether on its own behalf or on behalf of any subsequent holder of the Option (or part thereof) or any of the shares of Common Stock issued pursuant hereto), promptly prepare, file and keep current a registration statement under the Securities Act covering any shares issued and issuable pursuant to the Option and shall use its best efforts to cause such registration statement to become effective, and to remain current and effective for a period not in excess of 180 days from the day such registration statement first becomes effective, in order to permit the sale or other disposition of any shares of Common Stock issued upon total or partial exercise of the Option ("Option
Shares") in accordance with any plan of disposition requested by Grantee; provided, however, that Issuer may postpone filing a registration statement relating to a registration request by Grantee under this Section 6 for a period of time (not in excess of 60 days) if in its judgment such filing would require the disclosure of material information that Issuer has a bona fide business purpose for preserving as confidential. Grantee shall have the right to demand two such registrations. The foregoing notwithstanding, if, at the time of any request by Grantee for registration of Option Shares as provided above, Issuer is in the process of registration with respect to an underwritten public offering of shares of Common Stock, and if in the good faith judgment of the managing underwriter or managing underwriters, or, if none, the sole underwriter or underwriters, of such offering the offering or inclusion of the Option Shares would interfere materially with the successful marketing of the shares of Common
Stock offered by Issuer, the number of Option Shares otherwise to be covered in the registration statement contemplated hereby may be reduced; provided, however, that after any such required reduction the number of Option Shares to be included in such offering for the account of Grantee shall constitute at least 33
1/3% of the total number of shares of Grantee and Issuer covered in such registration statement; provided further, however, that if such reduction occurs, then Issuer shall file a registration statement for the balance as promptly as practicable thereafter as to which no reduction pursuant to this Section 6(a) shall be permitted or occur and the Grantee shall thereafter be entitled to one additional registration statement. Grantee shall provide all information reasonably requested by Issuer for inclusion in any registration statement to be filed hereunder. In connection with any such registration, Issuer and Grantee shall provide each other with representations, warranties, indemnities and other agreements customarily given in connection with such registration. If requested by Grantee in connection with such registration, Issuer and Grantee shall become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating themselves in respect of representations, warranties, indemnities and other agreements customarily included in such underwriting agreements. Notwithstanding the foregoing, if Grantee revokes any exercise notice or fails to exercise any Option with respect to any exercise notice pursuant to Section
2(e), Issuer shall not be obligated to continue any registration process with respect to the sale of Option Shares issuable upon the exercise of such Option and Grantee shall not be deemed to have demanded registration of Option Shares.

		(b)	In the event that Grantee requests Issuer to
file a registration statement following the failure to obtain any approval required to exercise the Option as described in Section
9, the closing of the sale or other disposition of the Common
Stock or other securities pursuant to such registration statement shall occur substantially simultaneously with the exercise of the Option.

		SECTION 7.	(a)	Upon the occurrence of a "Repurchase
Event" (as defined in Section 7(e) below) that occurs prior to an Exercise Termination Event, (i) at the request (the date of such request being the "Option Repurchase Request Date") of Grantee,
Issuer shall repurchase the Option from Grantee at a price (the
"Option Repurchase Price") equal to the amount by which (A) the market/offer price (as defined below) exceeds (B) the Option
Price, multiplied by the number of shares for which the Option may then be exercised, plus (C) the amount of the documented expenses incurred by Grantee in connection with the Plan and the transactions contemplated thereby, including reasonable accounting and legal fees (not to exceed $200,000) and (ii) at the request
(the date of such request being the "Option Share Repurchase
Request Date") of the owner of Option Shares from time to time
(the "Owner"), Issuer shall repurchase such number of the Option
Shares from the Owner as the Owner shall designate at a price (the
"Option Share Repurchase Price") equal to the market/offer price multiplied by the number of Option Shares so designated. The term "market/offer price" shall mean the highest of (i) the price per share of Common Stock at which a tender offer or exchange offer therefor has been made after the date hereof and on or prior to the Option Repurchase Request Date or the Option Share Repurchase
Request Date, as the case may be, (ii) the price per share of Common Stock paid or to be paid by any third party pursuant to an agreement with Issuer (whether by way of a merger, consolidation or otherwise), (iii) the highest last sale price for shares of Common Stock within the 180-day period ending on the Option
Repurchase Request Date or the Option Share Repurchase Request
Date, as the case may be, which is reported by The Wall Street
Journal or, if not reported thereby, another authoritative source,
(iv) in the event of a sale of all or substantially all of Issuer's assets, the sum of the price paid in such sale for such assets and the current market value of the remaining assets of Issuer as determined by a nationally recognized independent investment banking firm selected by Grantee or the Owner, as the case may be, divided by the number of shares of Common Stock of Issuer outstanding at the time of such sale. In determining the market/offer price, the value of consideration other than cash shall be the value determined by a nationally recognized independent investment banking firm selected by Grantee or the Owner, as the case may be, whose determination shall be conclusive and binding on all parties.

		(b)	Grantee or the Owner, as the case may be, may
exercise its right to require Issuer to repurchase the Option and/or any Option Shares pursuant to this Section 7 by surrendering for such purpose to Issuer, at its principal office, a copy of this Agreement or certificates for Option Shares, as applicable, accompanied by a written notice or notices stating that Grantee or the Owner, as the case may be, elects to require Issuer to repurchase the Option and/or the Option Shares in accordance with the provisions of this Section 7. As promptly as practicable, and in any event within five business days after the surrender of the Option and/or certificates representing Option Shares and the receipt of such notice or notices relating thereto, Issuer shall deliver or cause to be delivered to Grantee the Option Repurchase Price to the Owner the Option Share Repurchase Price or the portion thereof that Issuer is not then prohibited from so delivering under applicable law and regulation or as a consequence of administrative policy.

		(c)	Issuer hereby undertakes to use its best efforts
to obtain all required regulatory and legal approvals and to file any required notices as promptly as practicable in order to accomplish any repurchase contemplated by this Section 7.
Nonetheless, to the extent that Issuer is prohibited under applicable law or regulation, or as a consequence of administrative policy, from repurchasing any Option and/or any Option Shares in full, Issuer shall promptly so notify Grantee and/or the Owner and thereafter deliver or cause to be delivered, from time to time, to Grantee and/or the Owner, as appropriate, the portion of the Option Repurchase Price and the Option Share Repurchase Price, respectively, that it is no longer prohibited from delivering, within five business days after the date on which Issuer is no longer so prohibited; provided, however, that if Issuer at any time after delivery of a notice of repurchase pursuant to Section 7(b) is prohibited under applicable law or regulation, or as a consequence of administrative policy, from delivering to Grantee and/or the Owner, as appropriate, the Option Repurchase Price or the Option Share Repurchase Price, respectively, in full, Grantee or the Owner, as appropriate, may revoke its notice of repurchase of the Option or the Option Shares either in whole or in part whereupon, in the case of a revocation in part, Issuer shall promptly (i) deliver to Grantee and/or the Owner, as appropriate, that portion of the Option Purchase Price or the Option Share Repurchase Price that Issuer is not prohibited from delivering after taking into account any such revocation and
(ii) deliver, as appropriate, either (A) to Grantee, a new
Agreement evidencing the right of Grantee to purchase that number of shares of Common Stock equal to the number of shares of Common
Stock purchasable immediately prior to the delivery of the notice of repurchase less than the number of shares of Common Stock covered by the portion of the Option repurchased or (B) to the Owner, a certificate for the number of Option Shares covered by the revocation.

		(d)	Issuer shall not enter into any agreement with
any party (other than Grantee or a Grantee Subsidiary) for an Acquisition Transaction unless the other party thereto assumes all the obligations of Issuer pursuant to this Section 7 in the event that Grantee or the Owner elects, in its sole discretion, to require such other party to perform such obligations.

		(e)	The term "Repurchase Event" shall mean (i) any
person (other than Grantee or a Grantee Subsidiary) shall have acquired "Beneficial Ownership," as that term has the meaning set forth in Section 13(d) of the Securities Exchange Act, of 20% or more of the then outstanding shares of Common Stock of Issuer, or
(ii) the consummation of an Acquisition Transaction.

		SECTION 8.	(a)	In the event that prior to an
Exercise Termination Event, Issuer shall enter into an agreement
(i) to consolidate or merge with any person, other than Grantee or a Grantee Subsidiary, and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person, other than Grantee or a Grantee Subsidiary, to merge into Issuer and Issuer shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Common Stock shall be changed into or exchanged for stock or other securities of any other person or cash or any other property or the then outstanding shares of Common Stock shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its or AFS's or any other material Issuer Subsidiary's assets to any person, other than Grantee or a Grantee Subsidiary, then, and in each such case, the agreement governing such transaction shall make proper provision so that the Option shall, upon the consummation of such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of Grantee, of either (x) the Acquiring Corporation (as defined below) or (y) any person that controls the Acquiring Corporation (the Acquiring Corporation and any such controlling person being hereinafter referred to as the "Substitute Option Issuer").

		(b)	The Substitute Option shall be exercisable for
such number of shares of the Substitute Common Stock (as is hereinafter defined) as is equal to the market/offer price (as defined in Section 7) multiplied by the number of shares of the Issuer Common Stock for which the Option was theretofore exercisable, divided by the Average Price (as is hereinafter defined). The exercise price of the Substitute Option per share of the Substitute Common Stock (the "Substitute Purchase Price") shall then be equal to the Option Price multiplied by a fraction in which the numerator is the number of shares of the Issuer
Common Stock for which the Option was theretofore exercisable and the denominator is the number of shares for which the Substitute Option is exercisable.

		(c)	The Substitute Option shall otherwise have the
same terms as the Option, provided that if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall be as similar as possible and in no event less advantageous to Grantee, provided further that the terms of the Substitute Option shall include (by way of example and not limitation) provisions for the repurchase of the Substitute Option and Substitute Common Stock by the Substitute Option Issuer on the same terms and conditions as provided in Section 7.

		(d)	The following terms have the meanings indicated:

		(i)	"Acquiring Corporation" shall mean (i) the
continuing or surviving corporation of a consolidation or merger with Issuer (if other than Issuer), (ii) Issuer in a merger in which Issuer is the continuing or surviving person, and (iii) the transferee of all or any substantial part of the Issuer's assets (or the assets of any Issuer subsidiary);

		(ii)	"Substitute Common Stock" shall mean the
common stock issued by the Substitute Option Issuer upon exercise of the Substitute Option; and

		(iii)	"Average Price" shall mean the average
closing price of a share of the Substitute Common Stock for the one year immediately preceding the consolidation, merger or sale in question, but in no event higher than the closing price of the shares of the Substitute Common Stock on the day preceding such consolidation, merger or sale; provided that if Issuer is the issuer of the Substitute Option, the Average Price shall be computed with respect to a share of common stock issued by Issuer, the person merging into Issuer or by any company which controls or is controlled by such merging person, as Grantee may elect.

		(e)	In no event, pursuant to any of the foregoing
paragraphs, shall the Substitute Option be exerciseable for more than 19.9% of the aggregate of the shares of the Substitute Common Stock outstanding immediately prior to the issuance of the Substitute Option. In the event that the Substitute Option would be exercisable for more than 19.9% of the aggregate of the shares of Substitute Common Stock but for this clause (e), the Substitute Option Issuer shall make a cash payment to Grantee equal to the excess of (i) the value of the Substitute Option without giving effect to the limitation in this clause (e) over (ii) the value of the Substitute Option after giving effect to the limitation in the clause (e). This difference in value shall be determined by a nationally recognized investment banking firm selected by Grantee and the Substitute Option Issuer.

		SECTION 9.	Notwithstanding Sections 2, 6 and 7, if
Grantee has given the notice referred to in one or more of such Sections, the exercise of the rights specified in any such Section shall be extended (a) if the exercise of such rights requires obtaining regulatory approvals (including any required waiting periods) to the extent necessary to obtain all regulatory approvals for the exercise of such rights, and (b) to the extent necessary to avoid liability under Section 16(b) of the Securities Exchange Act by reason of such exercise; provided that in no event shall any closing date occur more than 18 months after the related Notice Date, and, if the closing date shall not have occurred within such period due to the failure to obtain any required approval by the Federal Reserve Board, the OTS or any other governmental authority despite the best efforts of Issuer or the Substitute Option Issuer, as the case may be, to obtain such approvals, the exercise of the Option shall be deemed to have been rescinded as of the related Notice Date. In the event (a) Grantee receives official notice that an approval of the Federal Reserve
Board, the OTS or any other governmental authority required for the purchase and sale of the Option Shares will not be issued or granted or (b) a closing date has not occurred within 18 months after the related Notice Date due to the failure to obtain any such required approval, Grantee shall be entitled to exercise the Option in connection with the resale of the Option Shares pursuant to a registration statement as provided in Section 6. Nothing contained in this Agreement shall restrict Grantee from specifying alternative means of exercising rights pursuant to Sections 2, 6 or 7 hereof in the event that the exercising of any such rights shall not have occurred due to the failure to obtain any required approval referred to in this Section 9.

		SECTION 10.	Issuer hereby represents and warrants
to Grantee as follows:

		(a)	Issuer has the requisite corporate power and
authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly approved by the Board of Directors of Issuer and no other corporate proceedings on the part of Issuer are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly executed and delivered by, and constitutes a valid and binding obligation of, Issuer, enforceable against Issuer in accordance with its terms, except as enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought; and

		(b)	Issuer has taken all necessary corporate action
to authorize and reserve and to permit it to issue, and at all times from the date hereof through the termination of this Agreement in accordance with its terms will have reserved for issuance upon the exercise or the Option, that number of shares of Common Stock equal to the maximum number of shares of Common Stock at any time and from time to time issuable hereunder, and all such shares, upon issuance pursuant hereto, will be duly authorized, validly issued, fully paid, non-assessable, and will be delivered free and clear of all claims, liens, encumbrances and security interests and not subject to any preemptive rights.

		SECTION 11.	(a)	Neither of the parties hereto may
assign any of its rights or delegate any of its obligations under this Agreement or the Option created hereunder to any other person without the express written consent of the other party, except that Grantee may assign this Agreement to a wholly owned subsidiary of Grantee and Grantee may assign its rights hereunder in whole or in part after the occurrence of a Preliminary Purchase
Event.

		(b)	Any assignment of rights of Grantee to any
permitted assignee of Grantee hereunder shall bear the restrictive legend at the beginning thereof substantially as follows:

The transfer of the option represented by this assignment and the related option agreement is subject to resale restrictions arising under the Securities Act of 1933, as amended, and to certain provisions of an agreement between Norwest Corporation and AMFED Financial, Inc.
("Issuer"), dated as of the _____ day of July, 1995. A copy of such agreement is on file at the principal office of Issuer and will be provided to any permitted assignee of the Option without change upon receipt by Issuer of a written request therefor.

It is understood and agreed that (i) the reference to the resale restrictions of the Securities Act in the above legend shall be removed by delivery of substitute assignments without such reference if Grantee shall have delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel, in form and substance satisfactory to Issuer, to the effect that such legend is not required for purposes of the Securities Act; (ii) the reference to the provisions of this Agreement in the above legend shall be removed by delivery of substitute assignments without such reference if the Option has been sold or transferred in compliance with the provisions of this Agreement and under circumstances that do not require the retention of such reference; and (iii) the legend shall be removed in its entirety if the conditions in the preceding clauses (i) and (ii) are both satisfied. In addition, such assignments shall bear any other legend as may be required by law.

		SECTION 12.	Each of Grantee and Issuer will use its
reasonable efforts to make all filings with, and to obtain consents of, all third parties and Governmental Authorities necessary to the consummation of the transactions contemplated by this Agreement, including, without limitation, if necessary, applying to the Federal Reserve Board under the BHC Act or the OTS under the SLHC Act for approval to acquire the shares issuable hereunder.

		SECTION 13.	The parties hereto acknowledge that
damages would be an inadequate remedy for a breach of this Agreement by either party hereto and that the obligations of the parties shall hereto be enforceable by either party hereto through injunctive or other equitable relief. Both parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such equitable relief and that this provision is without prejudice to any other rights that the parties hereto may have for any failure to perform this Agreement.

		SECTION 14.	If any term, provision, covenant or
restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that Grantee is not permitted to acquire, or Issuer is not permitted to repurchase pursuant to Section 7, the full number of shares of Common Stock provided in Section 1(a) (as adjusted pursuant hereto), it is the express intention of Issuer to allow Grantee to acquire or to require Issuer to repurchase such lesser number of shares as may be permissible, without any amendment or modification hereof.

		SECTION 15.	All notices, requests, claims, demands
and other communications hereunder shall be deemed to have been duly given when delivered in person, by cable, telegram, telecopy or telex, or by registered or certified mail (postage prepaid, return receipt requested) at the respective addresses of the parties set forth in the Plan.

		SECTION 16.	This Agreement shall be governed by and
construed in accordance with the laws of the State of Delaware.

		SECTION 17.	This Agreement may be executed in two
or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement and shall be effective at the time of execution.

		SECTION 18.	Except as otherwise expressly provided
herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

		SECTION 19.	Except as otherwise expressly provided
herein or in the Plan, this Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereof, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors except as assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

		SECTION 20.	Capitalized terms used in this
Agreement and not defined herein but defined in the Plan shall have the meanings assigned thereto in the Plan.

		SECTION 21.	Nothing contained in this Agreement
shall be deemed to authorize Issuer or Grantee to breach any provision of the Plan.

		SECTION 22.	In the event that any selection or
determination is to be made by Grantee or the Owner hereunder and at the time of such selection or determination there is more than one Grantee or Owner, such selection shall be made by a majority in interest of such Grantee or Owners.

		SECTION 23.	In the event of any exercise of the
option by Grantee, Issuer and such Grantee shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in order to consummate the transactions provided for by such exercise.

		SECTION 24.	Except to the extent Grantee exercises
the Option, Grantee shall have no rights to vote or receive dividends or have any other rights as a shareholder with respect to shares of Common Stock covered hereby.

		IN WITNESS WHEREOF, each of the parties has caused this Stock Option Agreement to be executed on its behalf by their officers thereunto duly authorized, all as of the date first above written.



	NORWEST CORPORATION



	By:    /s/ Les Biller
	Name:  Les Biller
	Title: Executive Vice President


AMFED FINANCIAL, INC.



	By:   /s/ E.R. Houston
	Name:  E.R. Houston
	Title: Chief Executive Officer

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